Exhibit 99.1

THE REAL BROKERAGE INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2024

March 6, 2025

Item 1. ABOUT THIS ANNUAL INFORMATION FORM

In this annual information form (“AIF” or “Annual Information Form”), unless the context otherwise requires, the “Company”, “Real”, “we”, “us” and “our” refers to The Real Brokerage Inc. together with its wholly-owned and majority-owned subsidiaries, as defined and set out below under Item 3.2 – Intercorporate Relationships.

All financial information in this Annual Information Form is prepared in Canadian dollars, except where otherwise indicated, and using U.S. GAAP.

In this AIF, all references to “C$” refer to Canadian dollars, all references to “US$” refer to U.S. dollars. The daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.4389 on December 31, 2024.

This AIF applies to the business activities and operations of the Company for the fiscal year ended December 31, 2024, with certain information updated to reflect changes occurring subsequent to December 31, 2024, up to the date of this AIF. Unless otherwise indicated, the information in this AIF is given as of March 6, 2025.

This Annual Information Form contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

The information contained in this AIF, including news releases and other disclosure items of the Company, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Common Shares are traded on the NASDAQ under the symbol “REAX”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this AIF are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this AIF may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;
●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business;
●	expectations regarding the real estate industry;
●	expectations regarding the development, launch and adoption of new technologies, including Real Wallet, Leo for Clients, and Leo CoPilot, and their expected features;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	supply and demand fundamentals for services of the Company;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;
●	the Company’s treatment under governmental and international regulatory regimes; and
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets.

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The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to:

●	the impact of macroeconomic conditions on the strength of the residential real estate market;
●	an extended slowdown in some or all of the real estate markets in which we operate;
●	the future operational and financial activities of the Company generally;
●	fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
●	the impact of inflation or a higher interest rate environment;
●	reduced availability or increased cost of mortgage financing for homebuyers;
●	increased interest rates or increased competition in the mortgage industry;
●	our inability to successfully execute our strategies, including our strategy regarding Real Wallet, Leo for Clients, Leo CoPilot and our strategy to grow our ancillary mortgage broker and title operations;
●	Our inability to launch Leo for Clients with all expected features;
●	the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods;
●	the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to the lawsuit in which we were named, as well as potential future lawsuits in which we are named;
●	a reduction in customary commission rates and reduction in the Company’s gross commission income collection;
●	new laws or regulatory changes that adversely affect the profitability of our businesses;
●	risks related to information technology failures or data security breaches;
●	the effect of cybersecurity incidents and threats;
●	our ability to attract and retain highly qualified employees;
●	our inability to retain agents, or maintain our agent growth rate;
●	the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future;
●	the Company’s potential inability to comply with the regulatory bodies governing its activities;
●	the impact of competition on the Company;
●	our ability to obtain or maintain adequate insurance coverage;
●	the effects of weather conditions and natural disasters on our business and financial results;
●	our ability to maintain our company culture;
●	the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses;
●	the effects of negative publicity;
●	our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing; changes in law that have a negative impact on our business; and
●	the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors set forth under the heading “5.2 – Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this AIF. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this AIF. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this AIF or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

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MARKET AND INDUSTRY DATA

This AIF may contain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF, or analyzed or verified the underlying information relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form. Words below importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders.

“Affiliate” means a corporation that is affiliated with another corporation as follows: (A) a corporation is an “Affiliate” of another corporation if: (i) one of them is the subsidiary of the other; or (ii) each of them is controlled by the same Person; (B) a corporation is “controlled” by a Person if: (i) voting securities of the corporation are held, other than by way of security only, by or for the benefit of that Person; and (ii) the voting securities, if voted, entitle the Person to elect a majority of the directors of the corporation; or (C) a Person beneficially owns securities that are beneficially owned by: (i) a corporation controlled by that Person; or (ii) an Affiliate of that Person or an Affiliate of any corporation controlled by that Person.

“Amended and Restated Omnibus Incentive Plan” means the securities-based incentive compensation plan of the Company adopted by the Board on July 15, 2022, and approved by the Shareholders at a meeting on June 9, 2023, providing for the grant of Options and RSUs to eligible directors, officers, employees and consultants.

“Arbor Oaks Apartments” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Audit Committee” means the audit committee of the Board.

“Auditor” has the meaning ascribed to it in Item 15.1 – Interests of Experts.

“Award” means an Option or RSU granted pursuant to a Securities Based Compensation Arrangement.

“Award Date” means the date or dates on which an Award is granted pursuant to a Securities Based Compensation Arrangement.

“BCBCA” means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended from time to time.

“Board” means the board of directors of the Company.

“Common Shares” means common shares in the authorized share structure of the Company.

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“Compensation Committee” means the compensation committee of the Board.

“Dodd-Frank Act” means The Dodd-Frank Wall Street Reform and Consumer Protection Act.

“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval system under the U.S. Securities Act and available for public view at www.sec.gov.

“Expetitle” means One Real Title, Inc. (formerly, Expetitle, Inc.), a company existing under the laws of the state of Delaware.

“Expetitle Transaction” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – Expetitle Transaction.

“Guarantors” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Indemnity and Guarantee” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Insight Investment” has the meaning ascribed to it in Item 4.1 – Three Year History - Insight Partners Investment.

“Insight Partners” means certain funds affiliated with Insight Holdings Group, LLC, in particular Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

“Investor Rights Agreement” has the meaning ascribed to it in Item 4.1 – Three Year History - Insight Partners Investment.

“LemonBrew Key Employee Agreements” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – LemonBrew Transaction.

“LemonBrew Lending” means Lemonbrew Lending Corp., a corporation existing under the laws of the State of New Jersey, United States of America. LemonBrew Lending changed its name to One Real Mortgage Corp.

“LemonBrew Transaction” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – LemonBrew Transaction.

“Mortgage Act” has the meaning ascribed to it in Item 5.2 – Risk Factors.

“NASDAQ” means the NASDAQ Capital Market.

“NASDAQ Listing” has the meaning ascribed to it in Item 4.1 – Three Year History - NASDAQ Listing.

“NCIB” has the meaning ascribed to it in Item 4.1 – Three Year History - Normal Course Issuer Bid.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Board.

“Non-Employee Director” means a member of the Board who is not otherwise an employee or executive officer of the Company.

“Optimum” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

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“Option Price” means the price per Common Share to be payable upon the exercise of each such Option.

“Options” means the options exercisable into Common Shares pursuant to a Securities Based Compensation Arrangement.

“Order” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

“Predecessor Omnibus Incentive Plan” means the securities-based incentive compensation plan of the Company as approved by the Shareholders at the Company’s annual general meeting of Shareholders held on June 13, 2022.

“Predecessor RSU Plan” means the Restricted Share Unit plan of the Company as approved by the Shareholders at the Company’s annual general meeting of Shareholders held on August 20, 2020.

“Predecessor Stock Option Plan” means the stock option plan of the Company as approved by the Shareholders at the Company’s annual general meeting of Shareholders held on August 20, 2020.

“Preferred Units” means preferred units of Real PIPE.

“Promoter” means (A) a Person or company that, acting alone or in conjunction with one or more other persons, companies or a combination of them, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer; or (B) a Person or company that, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property or both services and property, 10% or more of the issued securities of a class of securities of the issuer or 10% or more of the proceeds from the sale of a class of securities of a particular issue, but a Person or company who receives the securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be considered a Promoter within the meaning of this definition where that Person or company does not otherwise take part in founding, organizing or substantially reorganizing the business.

“Real” or the “Company” means The Real Brokerage Inc., a company incorporated under the laws of British Columbia.

“Real PIPE” means Real PIPE, LLC, a company which existed under the laws of the State of Delaware and was dissolved as of November 1, 2024.

“Restricted Share Unit” or “RSU” means a restricted share unit granted pursuant to a Securities Based Compensation Arrangement.

“Securities Based Compensation Arrangements” means the Amended and Restated Omnibus Incentive Plan, the Predecessor Omnibus Incentive Plan, the Predecessor Stock Option Plan and Predecessor RSU Plan.

“SEDAR+” means the system for the transmission of documents known as the System for Electronic Data Analysis and Retrieval+.

“Shareholders” means the holders of the Common Shares.

“Stock Exchange” means NASDAQ or if the Common Shares are not listed or posted for trading on any of such stock exchanges at a particular date, any other stock exchange on which the majority of the trading volume and value of the Common Shares are listed or posted for trading.

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“Trading Day” means a day when trading occurs through the facilities of NASDAQ.

“Trustee” has the meaning ascribed to it in Item 4.1 – Three Year History - Normal Course Issuer Bid.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“VWAP” means the volume weighted average trading price of the Common Shares on the NASDAQ calculated by dividing the total value by the total volume of such securities traded for the five Trading Days immediately preceding thereof.

“Warrants” means Common Share purchase warrants of the Company.

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Item 2. TABLE OF CONTENTS

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Item 3. CORPORATE STRUCTURE

3.1 Name, Address and Incorporation

The full corporate name of the Company is The Real Brokerage Inc. The Company was incorporated under the laws of the BCBCA on February 27, 2018. The Company’s principal executive office is located at 701 Brickell Avenue, 17th Floor, Miami, Florida, 33131 and its registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

The majority of our business operations are in the United States. For the year ended December 31, 2024, approximately 88% of our revenue was generated from operations in the United States, while approximately 12% of our revenue was generated from our operations in Canada. In the United States, as a real estate brokerage, we primarily generate revenue from our portion of commissions from real estate transactions, and from our ancillary mortgage broker and title services operations. In Canada, also as a real estate brokerage, we primarily generate revenue from our portion of commissions from real estate transactions.

3.2 Intercorporate Relationships

The following diagram illustrates the current corporate structure of the Company and its material subsidiaries, each of which is 100% owned, and their jurisdictions of incorporation and the percentage of voting securities beneficially owned, directly or indirectly, by the Company as of the date of this AIF. Certain subsidiaries with assets that comprise less than 10% individually, and 20% in the aggregate, are excluded from the corporate structure illustrated below.

Item 4. GENERAL DEVELOPMENT OF THE BUSINESS

4.1 Three Year History

The Company

Real is a fast-growing real estate technology company that operates as a software-based brokerage across all 50 U.S. states, the District of Columbia, and four Canadian provinces. Our platform leverages artificial intelligence (“AI”) and automation to enhance agent productivity while maintaining a lean operating model. Unlike traditional brokerages, who rely on costly physical offices with high overhead expense, Real operates as a fully digital brokerage, offering agents a more flexible, efficient, and financially compelling model. Within our platform, AI plays a critical role in agent support, enhancing agent productivity, and operational automation, and we believe our integration of AI is differentiated by its focus on real estate-specific applications, including intelligent transaction management, proactive agent assistance, and automated brokerage oversight. Our vision is to transform the home buying and selling experience by integrating technology, AI, and ancillary products and services into a seamless real estate ecosystem - while ensuring agents remain at the center of the transaction.

Real began operations in Texas in 2014 and we have since grown our presence to all 50 states and the District of Columbia. In 2021, we launched operations in Alberta, Canada, and currently have operations in four Canadian provinces. As of December 31, 2024, over 24,100 real estate agents were affiliated with Real or its subsidiaries.

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(a)	Stock Exchange Listing

The Real Brokerage Inc. (formerly ADL Ventures Inc.) was incorporated under the laws of the BCBCA on February 27, 2018 and was a capital pool company with shares listed for trading on the TSXV. On June 5, 2020, ADL Ventures Inc. acquired all of the issued and outstanding common shares of Real Technology Broker Ltd., a private corporation incorporated under the laws of Israel, and changed its name to The Real Brokerage Inc. On April 22, 2021, the Company announced that it applied to list the Common Shares on the NASDAQ (the “NASDAQ Listing”). On June 15, 2021, the Common Shares commenced trading on the NASDAQ under the trading symbol “REAX”.

On July 26, 2022, the Company graduated to the TSX and its Common Shares were concurrently delisted from the TSXV. On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Board. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the NASDAQ. The Company is a reporting issuer in all the provinces and territories of Canada.

(b)	Insight Partners Investment

On December 2, 2020, in exchange for a US$20 million equity investment by Insight Partners, the Company issued 17,286,848 Preferred Units at a price of C$1.52 per Preferred Unit and an aggregate of 17,286,848 Warrants, each of which was exercisable by the Insight Partners into one Common Share at a price of C$1.90.

The Company also entered into an investor rights agreement with Insight Partners providing for, among other things, participation rights, certain standstill and transfer restrictions and certain director nomination rights (the “Investor Rights Agreement”). The Company also entered into a registration rights agreement with Insight Partners providing for, among other things, customary registration rights. In connection with the Insight Investment and in accordance with the Investor Rights Agreement, the Company appointed AJ Malhotra, a Vice President of Insight Partners, to the Board.

In connection with the Company’s listing on the NASDAQ in April 2021, the Company delivered an “Acceleration Notice” in accordance with the Warrant terms to accelerate the exercise of the Warrants, and a “Forced Exchange Notice” to convert all of the issued and outstanding Preferred Units. On June 28, 2021, Insight Partners exercised all of their issued and outstanding Warrants for aggregate proceeds of C$32,845,011.20. On August 3, 2021, the Company issued an aggregate of 17,286,848 Common Shares to Insight Partners in exchange for all of the issued and outstanding Preferred Units. Immediately following the forced exchange event, Insight Partners had ownership and control of (i) 34,573,696 Common Shares and (ii) 100,000 Options exercisable for 100,000 Common Shares, representing approximately 19.5% of the issued and outstanding Common Shares on a partially-diluted basis assuming the exercise of all of the Options owned or controlled by Insight Partners.

As of the date of this AIF, Insight Partners has ownership and control of (i) 34,227,741 Common Shares (ii) 100,000 Options exercisable for 100,000 Common Shares and 30,945 RSUs, representing approximately 16.8% of the outstanding Common Shares on a partially-diluted basis assuming the exercise of all of the Options and conversion of all RSUs owned or controlled by Insight Partners.

(c)	Normal Course Issuer Bid

On May 17, 2021, the TSXV accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the NASDAQ and other Stock Exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. On May 14, 2024, the Company announced that it renewed its NCIB again pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2025.

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The NCIB is being conducted to acquire Common Shares for the purposes of Restricted Share Unit obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU obligations as well as deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

4.2 Significant Acquisitions

(a)	Expetitle Transaction

Real acquired 100% of the issued and outstanding equity interests of Expetitle pursuant to a stock purchase agreement dated January 20, 2022 (the “Expetitle Transaction”). The aggregate purchase price for the Expetitle Transaction was aggregate cash consideration of US$8.2 million, with US$7.4 million payable in cash at the closing of the Expetitle Transaction and US$0.8 million that was released from escrow on January 23, 2023 upon the satisfaction of certain terms and conditions of the Expetitle Transaction.

In connection with the Expetitle Transaction, Real also granted an aggregate of 700,000 Options and an aggregate of 1,100,000 RSUs to Expetitle employees and consultants pursuant to the Predecessor Stock Option Plan and Predecessor RSU Plan. The Options and RSUs vested quarterly over three years.

Expetitle was rebranded to One Real Title, Inc. One Real Title, Inc. offers, primarily through joint ventures in which our wholly-owned subsidiaries are the managing member and majority owner, title insurance, and closing services for residential and/or commercial transactions.

(b)	LemonBrew Transaction

On December 9, 2022, the Company acquired 100% of the issued and outstanding equity interests of LemonBrew Lending, a tech-enabled home loan platform, pursuant to a share purchase agreement dated September 23, 2022 (the “LemonBrew Transaction”). The aggregate purchase price for the LemonBrew Transaction was aggregate cash consideration of US$1.25 million, which was satisfied by (i) cash in the amount of US$800,000 and (ii) the issuance of 351,837 Common Shares at a deemed issue price of $1.279 per share. The issue price of the Common Shares was equal to the product of $450,000 divided by the 5-day volume weighted average trading price of the Common Shares on the NASDAQ immediately prior to the closing of the LemonBrew Transaction.

In connection with the LemonBrew Transaction, Real entered into certain agreements with management and key employees of LemonBrew Lending (the “LemonBrew Key Employee Agreements”). The LemonBrew Key Employee Agreements provide for certain performance-based milestone payments of US$2,500,000 payable over 36 months following closing of the LemonBrew Transaction of which US$2,000,000 will be payable in cash and $500,000 will be payable in RSUs.

Subsequent to the completion of the LemonBrew Transaction, LemonBrew Lending was rebranded to One Real Mortgage Corp.

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Item 5. DESCRIPTION OF THE BUSINESS

5.1 General

(a)	Summary

Real Estate Brokerage

Real is a fast-growing real estate technology company that operates as a software-based brokerage across all 50 U.S. states, the District of Columbia, and four Canadian provinces. As a licensed real estate brokerage, our primary revenue source is derived by processing real estate transactions which entitle us to commissions. We distribute a portion of this commission revenue to our agents and brokers, according to our commission structure. Our vision is to transform the home buying and selling experience by integrating technology, AI, and ancillary products and services into a seamless real estate ecosystem - while ensuring agents remain at the center of the transaction.

Our model is built on developing technology to enhance real estate agent performance, while maintaining a scalable, efficient brokerage operation that does not rely on a cost-heavy brick and mortar presence in the markets we serve. .

reZEN

Technology is the foundation of Real’s ability to scale efficiently while maintaining low overhead. At the core of our technology platform is reZEN, our proprietary transaction management and brokerage operations software. reZEN powers nearly every aspect of our brokerage, enabling efficiency, automation, and flexibility, by incorporating:

●	End-to-End Transaction Management. Agents can process deals, manage commissions, and direct payments.
●	Automated Compliance & Brokerage Oversight. Reduces manual workload and ensures regulatory compliance in real time.
●	Integrated Payment & Financial Services. Provides commission disbursement and access to financial tools.
●	Leo CoPilot: AI-Powered Agent Support. reZEN powers Leo CoPilot, our AI-driven agent assistant, enhancing productivity and streamlining workflows.
●	Open API for Customization. Agents have the flexibility to integrate certain third-party tools.

By automating and centralizing key brokerage functions, reZEN enhances operational efficiency. It also serves as the foundation for future innovations, including consumer-facing tools and ancillary services expansion.

Leo for Clients

We are also focused on continually providing new benefits to agents and establishing new revenue channels for the Company. In 2023, we announced the launch of Leo, an artificial intelligence (“AI”) powered assistant that is integrated with reZEN, Real’s proprietary transaction management software platform. Leo acts as a 24/7 concierge to our agents and brokers throughout the United States and Canada, providing real-time insights about past and future transactions and key agent performance metrics. Real’s vision is to create an integrated home buying experience through the adoption of its consumer-facing product called Leo for Clients. This technology product, guided by Real’s agents, aims to streamline the home buying process for consumers, while increasing the adoption of Real’s higher-margin ancillary services, such as mortgage brokerage and title services.

As part of our strategy to transform the home buying process under the guidance of an agent, we are developing Leo for Clients, a technology product designed to streamline the home-buying process for consumers while increasing adoption of our high-margin ancillary services. Leo for Clients is a natural extension of our agent-facing technology platform, providing agents with another value-added service for their clients.

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In October 2023, we launched an initial version of a consumer-facing portal for home loan applications called the OneReal app. Since then, we have evolved the program into Leo for Clients. Expected features include:

●	(i) Dedicated AI-enhanced phone lines for each agent;
●	(ii) 24/7 access to property information;
●	(iii) Scheduling for home tours and access to other real estate services via text message.

Testing of Leo for Clients began in the fourth quarter of 2024, with anticipated beta launch later in 2025. We believe this strategy can create a technology-enhanced experience for consumers, while delivering value to shareholders through better monetization of ancillary services.

Ancillary Services – Mortgage Broker and Title

Real is building a fully integrated real estate ecosystem through its mortgage and title services, which provide additional revenue opportunities beyond brokerage commissions. These services allow Real to further monetize the significant volume of transactions flowing through its platform while offering agents and their clients access to essential real estate services under the same company umbrella.

Title

One Real Title, which Real acquired in January 2022, through its affiliated entities, offers title and escrow services in Washington D.C. and the following states: Florida, Texas, Georgia, Utah, California, Arizona, Nevada, Tennessee, Minnesota, Michigan, Wisconsin, Maryland, Virginia, Illinois, Pennsylvania, New Jersey, North Carolina and South Carolina. One Real Title operates through wholly-owned subsidiaries of Real , and through joint ventures in which Real is the managing member and majority owner.

Mortgage Broker

One Real Mortgage, which Real acquired in December 2022, offers mortgage broker services in Washington D.C. and the following states: Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Louisiana, Michigan, Minnesota, Mississippi, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Texas and Washington.

Real views these businesses as high-margin, adjacent services that complement our core brokerage operations. With thousands of transactions flowing through our brokerage each year, mortgage and title represent natural opportunities to increase revenue and gross profit per transaction while simplifying the experience for agents and their clients. While still in the early stages, we continue to evaluate opportunities to expand our ancillary services, leveraging the strength of our growing agent network to drive adoption and long-term revenue growth.

Real Wallet

As part of our ongoing strategy to create new benefits for agents while diversifying Company revenue, we have developed Real Wallet, a financial technology platform that centralizes an agent’s access to Company-branded financial products. In October 2024, we announced the launch of certain Real Wallet products, including:

●	Business checking accounts for select U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card.
●	Credit lines for select Canadian agents, based on their earnings history with Real.
●	Expected to be coming soon, Agents in the United States will be able to apply for a cash advance on their revenue share based on their earnings history with the Company.

We are working on developing an ecosystem of financial products for real estate agents, creating additional revenue streams to monetize the significant gross market value transacted on our platform. These innovations are designed to empower agents by helping them build wealth within the Real ecosystem.

The Real Brokerage is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC (“Bank Partner”). The Real Wallet Visa debit card is issued by our Bank Partner pursuant to a license from Visa U.S.A. Inc and may be used anywhere Visa cards are accepted. All accounts are subject to approval.

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Real’s websites can be accessed at www.onereal.com and www.joinreal.com

Business Model

Real is focused on delivering technology to enhance real estate agent performance while building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence. We generally do not maintain physical office locations in the markets that we operate in unless required by local laws. As a licensed real estate brokerage, our revenue is generated primarily by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our real estate agents who are independent contractors that are affiliated with us.

Real Estate Brokerage Marketing and Growth

A key driver of our growth is attracting top-performing real estate agents and teams by offering:

●	A financially competitive commission model with Revenue Share and stock incentives.
●	Industry-leading technology tools, including reZEN and Leo CoPilot that increase agent productivity.
●	Freedom and flexibility to run their businesses their way, embracing an entrepreneurial mindset without the constraints of a traditional brokerage model.
●	A collaborative culture where agents support and learn from each other, fostering a sense of community and shared success.

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the leadership and mentoring provided by the team leader. We have introduced programs specifically designed to attract and support large real estate teams and independent brokerages, including:

●	Private Label. Allows independent brokerages to retain their branding while benefiting from Real’s transaction management and back-office support.

●	ProTeams. Gives team leaders flexibility to customize their team members’ caps, splits, and fee structures, making it easier for large groups to transition to Real.

By removing geographic limitations and offering a nationwide platform for team growth, we continue to see strong adoption across multiple U.S. and Canadian markets.

(b)	Production and Services

Real has developed, integrated and adopted various mobile and desktop focused technologies to create a comprehensive offering for agents and to support its brokerage operations. The implementation and utilization of technology enables Real to operate multi-jurisdiction operations, quickly expand to additional markets and serve agents more efficiently. These factors seek to disrupt the market and minimize the need for traditional brick-and-mortar locations. Real’s technology product offering is focused on the following segments and includes the following features:

●	Productivity - transaction management platform, transaction support, contract templates, paperless file sharing, virtual signature tools, business dashboard, broker support, technical support (including Leo), interactive training, education platform (www.real.academy), and weekly educational webinars and conference calls.
●	Marketing - Each agent joining Real receives a personally branded mobile app, personal branded website, access to Real’s printing portal enabling ordering of business cards, yard signs, and marketing materials, designer assistance, and access to marketing webinars focused on lead generation and personal marketing.

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●	Community - Real’s agents have access to Real’s app and desktop-based community, which we believe enhances the sense of agent belonging, creates synergy and collaboration in local markets and propels information sharing. Real’s community has topic groups and feeds, and contains posts from agents across the U.S. and in Canada, and Real’s employees. Real’s agents use the community to socialize, celebrate success, ask questions, cooperate, market properties, exchange leads, transact business with colleagues, share information and learn about Company announcements.
●	Brokerage Operations - We believe a key component in building a sustainable brokerage is the ability to operate extremely efficiently to ensure a competitive advantage. Over the years, Real has invested substantial resources in building proprietary software and implementing automation and technology to assist in serving agents, processing transactions, overseeing agent activity, measuring performance, facilitating contract reviews, ensuring timely payments to agents, streamlining communications and eliminating redundant staffing costs.

(c)	Specialized Skill and Knowledge

The Company believes that its success is largely dependent on the performance of its management and key employees, many of whom have specialized experience relating to our industry, services, regulatory environment, customers and business. The assembled management team and the Board has experience in the management and growth of successful emerging enterprises.

See also “Item 5.2 – Risk Factors”.

(d)	Competitive Conditions

As a licensed real estate brokerage, Real competes with other local, regional and nationwide brokerages over agents, teams of agents, brokers and consumers. We compete primarily on the basis of our service, culture, collaboration, economic model, technologies that reduce costs, professional development opportunities and the ability to participate in the growth of our company. Residential real estate brokerage companies typically realize revenues in the form of a commission based on a percentage of the price of each home purchased or sold, which can vary based on industry standards, geographical location and specific customer-agent negotiations, among other factors. We are positioned to earn commissions on either — or both — of the buy side or sell side of residential real estate transactions, as well as the ability to receive other fees for services provided by our ancillary mortgage broker and title businesses.

Industry Overview

The real estate brokerage industry is closely aligned with the health of the residential real estate market, which fluctuates with factors such as economic growth, interest rates, unemployment, inventory levels, and mortgage rate volatility. Our business could be negatively impacted by higher mortgage rates or further increases in mortgage rates. As mortgage rates rise, the number of home sale transactions tends to decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than purchase a home. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

In 2024, macroeconomic conditions in North America continued to impact the residential real estate market, as well as our business and financial results. The year was characterized by persistent challenges in home buyer affordability and inventory shortages, a continuation of a trend that began during 2022, following robust market activity in 2021.

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Key 2024 Trends:

●	Shifts in Monetary Policy and Interest Rates. In 2024, as inflation pressures in the U.S. moderated, the Federal Reserve implemented its first rate cuts since it began raising its benchmark interest rate in the first quarter of 2022. The Federal Funds Rate which had been held at 5.25%-5.50% since July 2023, was lowered to 4.75%-5.00% in September, 4.50%-4.75% in November, and 4.25%-4.50% in December. However, mortgage rates remained elevated, ending the year at an average of 6.9%, up from 6.6% at the end of 2023.This continued an upward trend from 6.4% at the end of 2022 and 3.1% at the end of 2021, according to Freddie Mac data, and has significantly dampened buyer demand. The persistence of high mortgage rates, despite declining benchmark rates, was largely driven by a rise in long-term Treasury yields, a key determinant of mortgage pricing.
●	Persistently Low Transaction Volume. Rising mortgage rates and affordability constraints continued to weigh on transaction volumes. Total existing home sales in the U.S. declined by 1% in 2024 to 4.1 million, essentially unchanged from 4.1 million in 2023, according to data reported by the National Association of Realtors. This marked a further decline from 5.0 million in 2022 and 6.1 million in 2021, and remained well below the historical long-term average of 5.2 million existing home sales. However, in the fourth quarter of 2024, the market began to show early signs of recovery, with existing home sales increasing by 7% compared to the fourth quarter of 2023. Despite these encouraging signs, transaction volumes remain well below typical market levels, constrained by affordability challenges and persistent inventory shortages.
●	Elevated Home Pricing. The median sale price on a U.S. existing home was $404,000 as of December 2024, an increase of 6% from December 2023 and 10% from December 2022. Average home prices remain well above levels experienced prior to the COVID-19 pandemic, as limited inventory has supported elevated pricing levels, a trend driven by the “lock-in effect” of existing homeowners holding onto lower-rate mortgages and reduced new construction activity.

New business models, intense competition, technology and evolving consumer expectations are reshaping the industry landscape. Real believes the most agile and agent-centric real estate brokerages will emerge as the long-term winners.

One trend involves national brick-and-mortar brokerages using significant financial resources to attract agents, including offering lucrative signing packages to gain market share. Meanwhile, some lead-generation focused players hire in-house agents as staff rather than as commissioned contractors, aiming for higher per agent transaction volumes. Real believes neither of these models serve the long-term interests of consumers or investors. Instead of purchasing market share or squeezing agent revenue, Real seeks to compete by providing agents a higher value offering at a lower cost.

Another notable dynamic is the emergence of “instant buyers” (iBuyers). iBuyers use industry data to make instant offers on listings in some markets and then seek to resell or “flip” the homes they buy for a profit. While iBuyers provide sellers speed and certainty, their offers are often below market rates. iBuyers use agents to close the original transaction and the resale transaction, and therefore Real does anticipate the iBuyer trend to substantially affect the demand for real estate brokerage services.

Real’s Opportunity

Consumer demand for better service, transparency, increased competition for agents, and the high overhead costs of traditional models, create opportunities for innovative brokerage offerings like Real’s. Real believes the following trends impacting the real estate brokerage industry position the company well to continue growing its business:

●	Democratization of Information - Traditionally, real estate brokerages relied heavily on brick-and-mortar locations to attract clients with listing information that was otherwise difficult to obtain. The internet and database technology have now made listing information publicly available through well-known listing search sites, thereby eliminating a consumer’s need to visit street-front brokerages to discover homes for sale. Real expects this trend to continue, and that consumers will choose agents based on their local knowledge, professional experience, and service quality, rather than their access to listing information.

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●	Mobile Technology - Traditional brick-and-mortar real estate brokerages also provided dedicated physical offices where agents and clients met and signed purchase agreements, closing documents and related paperwork. Mobile technology has since enabled consumers and agents to communicate directly and sign documents from anywhere, making physical offices for signing agreements and paperwork obsolete. Real’s mobile-first technology platform was designed to facilitate seamless remote interactions, providing agents and clients with the flexibility to conduct transactions from anywhere, a unique differentiator that many traditional brokerages cannot match.
●	Desire for Freedom and Flexibility - Although agents are mainly independent contractors, agents at traditional brokerages are often required to perform unpaid “floor time” at the office and attend in-office meetings. So-called “desk fees” are also common. As the need for physical space diminishes, agents increasingly seek the flexibility to work their own hours and from locations that suit them best. Real caters to this trend with its flexible, remote-first model, while many traditional brokerages lack the culture and the technological infrastructure required to fully support remote work.
●	Consumer pressure on real estate commissions - Service commissions are dropping across industries and sellers increasingly expect to pay less for real estate agent services. To support lower costs for consumers while keeping agents net pay sustainable, brokerage firms may be forced to reduce their portion of a commission split without dropping service levels. Real believes its competitive agent commission splits and lean cost structure position the company well to withstand any potential commission compression in the industry, a challenge that traditional brokerages with higher overheads may struggle to meet.
●	Younger generations of agents - According to the Pew Research Center, millennials have now surpassed baby boomers as the largest living generational group in the United States.[1] Millennials already comprise the largest segment of home buyers in the United States. Millennials entering the real estate market expect their brokerage to provide and use effective mobile technology and to allow the agents the freedom to express their personal brand in social media. Real believes its differentiated technology platform and collaborative culture will appeal to new and younger generations of agents when compared to traditional brokerage models.

(e)	Intangible Properties

Real’s material owned intellectual property consists of unpatented proprietary technology, processes, trade secrets and know-how. The Company also has inherent copyright of authorship in the source code developed by Real and unregistered trademarks. Real does not have any material licensed intellectual property. While Real’s commercial success generally depends on its ability to maintain the confidentiality of its proprietary technology, processes, trade secrets, and know-how, the Company is not substantially dependent on any specific and identifiable intellectual property.

To protect its intellectual property, Real relies on a combination of trade secret, copyright, trademark, passing-off laws and other statutory and common law protections in Israel, the United States and international markets. Real also protects its intellectual property through the use of non-disclosure agreements and other contracts, disclosure and invention assignment agreements, confidentiality procedures and technical measures.

The Company does not have any registrations in respect of its material owned intellectual property. The Company owns the rights to several domain names used in conjunction with its business.

For additional information on intellectual property risks, see “Item 5.2 – Risk Factors”.

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(f)	Seasonality

Seasons and weather traditionally impact the real estate industry in the jurisdictions where Real operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. Real has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces Real’s operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance and macroeconomic shifts in the markets Real serves can conceal the impact of poor weather or seasonality.

(g)	Regulatory Environment

Our principal business is residential real estate brokerage in the United States. We also offer, through a wholly-owned subsidiary and joint ventures in which our wholly-owned subsidiaries are the managing member and majority owner, title insurance, and closing services for residential and/or commercial transactions. In addition, through our wholly-owned subsidiary One Real Mortgage, we are a residential mortgage broker for borrowers (or consumers), and we are considering entering the correspondent residential mortgage space, as well. Further, we can offer certain Company-branded financial products and other offerings through Real Wallet. Our residential real estate brokerage, title services, mortgage broker services and Real Wallet offerings are subject to a number of U.S. federal, state and local laws and regulations.

Residential Real Estate Brokerage

Federal

Real estate brokers are subject to the Federal Fair Housing Act, which make it unlawful to discriminate against protected classes of individuals in housing or in brokerage services. Our brokerage activities are also affected by the Telephone Consumer Protection Act and other federal and state laws pertaining to privacy, which affect our ability to solicit new clients.

State and Local

In every jurisdiction, there are state or local laws affecting real estate brokerages. While these laws vary across jurisdictions, they virtually all require that anyone who receives compensation for arranging real estate transactions be licensed as a broker or a salesperson. Licensed activities include (but are not limited to) advertising or helping to arrange the sale or purchase of real estate or managing or leasing residential properties for a fee or commission. An agent, sales associate or sales person generally must be associated with a licensed broker. We are a licensed broker in 50 states, the District of Columbia and four Canadian provinces.

Real estate licensees, whether they are brokers, agents, sales associates or salespersons, must follow the local real estate licensing laws and regulations. These laws and regulations generally specify minimum duties and obligations of licensees to their clients and the public, as well as standards for the conduct of business, including requirements for contract disclosures, record keeping, local offices, escrow trust fund management, agency representation, advertising and fair housing.

In each of the jurisdictions where Real has operations, Real assigns appropriately licensed personnel to manage and comply with applicable laws and regulations.

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Industry Organizations

Beyond federal, state and local governmental regulations, the real estate brokerage industry is subject to rules established by private real estate groups or trade organizations, including, but not limited to, state and local Associations of REALTORS® 2, the National Association of Realtors® and local Multiple Listing Services. Generally, licensed brokers, salespersons, individuals, agents and brokerage entities join these groups and organizations, which causes them to be subject to the organizations’ rules. The Company assigns appropriate personnel to manage compliance with organizations’ rules.

Mortgage Broker and Title

Our mortgage and title subsidiaries must comply with applicable real estate, lending and insurance laws and regulations. These laws and regulations include provisions regarding operating procedures and privacy disclosures. The subsidiaries are licensed in the states in which they do business and must comply with laws and regulations in those states.

Our One Real Mortgage subsidiary must comply with any and all U.S. federal laws affecting residential a mortgage broker and with state laws in jurisdictions where it is licensed as a mortgage broker. It currently is licensed as a mortgage broker in Washington D.C. and nineteen states. If, as we expect, One Real Mortgage begins to fund residential mortgage loans in the states licensed, it will have to comply with a variety of U.S. federal and state laws that apply to residential mortgage lenders.

Our Real Wallet business is subject to U.S. federal and state regulation of the banking industry, and tax and accounting laws, regulations, rules, and standards. Our Real Wallet products and services may include features that are subject to additional state or federal laws or regulations. Real Wallet business checking accounts are offered through our banking partner, Thread Bank, a member of the Federal Deposit Insurance Corporation (“FDIC”), and operates within a robust regulatory environment designed to safeguard customer deposits and ensure compliance with applicable laws. Regulation D, issued by the Federal Reserve Board, governs reserve requirements and certain withdrawal and transfer rules applicable to these accounts. Real Wallet business checking accounts are also subject to the Bank Secrecy Act (“BSA”) and anti-money laundering (“AML”) regulations. These laws require the implementation of comprehensive transaction monitoring, customer identification programs, and reporting of suspicious activities to regulatory authorities. Oversight of these accounts is conducted by several regulatory bodies. The FDIC ensures deposit insurance and compliance with related requirements, while the Federal Reserve Board oversees reserve practices and payment systems. Regulatory oversight is also provided by the Office of the Comptroller of the Currency. FinCEN enforces BSA and AML compliance, and the Consumer Financial Protection Bureau indirectly impacts business deposit accounts through its broader financial regulatory role.

Our Real Wallet business in Canada is subject to provincial and federal laws, rules, regulations and prescribed practices, including in respect of loan disclosure, interest rates and privacy requirements.

(h)	Employees

As of February 26, 2025, Real and its subsidiaries had 407 full-time employees, 24 independent contractors supporting its corporate operations, 86 contracted state brokers who are independent contractors and over 25,900 real estate agents and brokers who are independent contractors.

(i)	Foreign Operations

As of the date of this AIF, Real has brokerage operations in the United States and Canada.

See “Item 5.2 – Risk Factors”.

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(j)	Bankruptcy and Similar Procedures

There have been no bankruptcy or receivership proceedings against the Company or any of its subsidiaries within the three most recently completed financial years or the current financial year.

(k)	Reorganizations

See “Item 4.2– General Development of the Business – Three Year History – Significant Acquisitions”.

5.2 Risk Factors

The following are certain risk factors relating to the Company’s business which prospective investors should carefully consider before deciding whether to purchase Common Shares. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that the Company currently deems immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of the Company’s operations could be materially adversely affected.

Risk Related to the Company

The Company is dependent on the health of the residential real estate market and general economic conditions.

The Company’s financial performance is closely connected to the strength of the residential real estate market, which is subject to a number of general business and macroeconomic conditions beyond the Company’s control.

Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on the Company’s business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, war or terrorist attacks, a health pandemic, natural disasters or adverse weather events, or the public perception that any of these events may occur. Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States, Canada or other markets the Company enters and operates within could negatively affect the affordability of, and consumer demand for, its services which could have a material adverse effect on its business and profitability. In addition, federal and state governments, agencies and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact the Company’s business.

The real estate market is substantially reliant on the monetary policies of the federal government and its agencies and is particularly affected by the policies of the United States’ Federal Reserve Board, which regulates the supply of money and credit in the U.S., which in turn impacts interest rates. Changes in the interest rate environment and mortgage market are beyond the Company’s control, are difficult to predict and could have a material adverse effect on its business and profitability.

The Company’s business is impacted by interest rates, and changes in prevailing interest rates may have an adverse effect on the Company’s financial results.

The financial performance of our brokerage business may be adversely affected by changes in prevailing interest rates, which may be impacted by a number of factors. The Company’s business can be, and has been, negatively impacted by any rising interest rate environment. As mortgage rates rise, the number of home sale transactions may decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. The financial performance of our mortgage broker business may also be adversely affected by changes in prevailing interest rates. As interest rates fall, refinancing generally becomes a larger portion of the mortgage market. Likewise, as interest rates rise, refinancing generally becomes a smaller portion of the mortgage loan market and demand may also decrease for purchase mortgages as home ownership becomes more expensive. Changes in the interest rate environment and mortgage market are beyond the Company’s control, are difficult to predict and could have a material adverse effect on its business and profitability.

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The Company may be unable to maintain its agent growth rate, which would adversely affect its revenue growth and results of operations.

The Company has experienced rapid and accelerating growth in our real estate broker and agent base. Because the Company derives revenue from real estate transactions in which its brokers and agents receive commissions, increases in the Company’s agent and broker base correlate to increases in revenues and the rate of growth of its revenue correlates to the rate of growth of the Company’s agent and broker base. The rate of growth of the Company’s agent and broker base cannot be predicted and is subject to many factors outside of the Company’s control, including actions taken by the Company’s competitors and macroeconomic factors affecting the real estate industry generally. There is no assurance that the Company will be able to maintain its recent agent growth rate or that the Company’s agent and broker base will continue to expand in future periods. A slowdown in the Company’s agent growth rate would have a material adverse effect on revenue growth and could adversely affect the Company’s business, financial condition or results of operations.

The Company may be unable to effectively manage rapid growth in its business.

The Company may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if the Company is not able to grow efficiently, its operating results could be harmed. As the Company adds new real estate professionals, the Company will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, the Company will need to appropriately scale its internal business systems and its services organization, including support of its affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction. These issues could reduce the attractiveness of the Company to existing real estate professionals who might leave the Company, as well as result in decreased attraction of new real estate professionals. Even if the Company is able to upgrade its systems and expand its staff, such expansion may be expensive, complex, and place increasing demands on its management. The Company could also face inefficiencies or operational failures as a result of its efforts to scale its infrastructure and the Company may not be successful in maintaining adequate financial and operating systems and controls as it expands. Moreover, there are inherent risks associated with upgrading, improving and expanding its information technology systems. The Company cannot be sure that the expansion and improvements to its infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce the Company’s revenue and margins and adversely impact its financial results.

The Company faces significant risk to its brand and revenue if it fails to maintain compliance with laws and regulations of federal, state, county and foreign governmental authorities, or private associations and governing boards.

The Company operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations’ regulations, policies and bylaws.

In the United States generally, the laws, rules and regulations that apply to the Company’s business practices include, without limitation, the Real Estate Settlement Procedures Act, the federal Fair Housing Act, the Dodd-Frank Act, and federal advertising laws, as well as comparable state statutes; rules of trade organizations such as the National Association of Realtors, local Multiple Listing Services (“MLS”), and state and local AORs; licensing requirements and related obligations that could arise from its business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to its use of personal information collected from the users of its websites; laws relating to the use and publication of information through the internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

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Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (“Mortgage Act”), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to the Real Estate Settlement Procedures Act and other federal laws. It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

In Canada, generally, the laws, rules and regulations that apply to Real’s business practices include, without limitation, the Trust in Real Estate Services Act (Ontario), the Real Estate Act (Alberta), the Real Estate Services Act (British Columbia), the Real Estate Services Act (Manitoba), the Manitoba Securities Commission, the British Columbia Financial Services Authority and advertising and other laws, as well as comparable and associated statutes and regulations; rules of regulatory bodies, trade organizations and associations such as the Canadian Real Estate Association, and the real estate associations for each province, including licensing and compliance requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the internet; and provincial real estate brokerage licensing requirements, as well as statutory and common law due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses and the provision of real estate brokerage services.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

The Company may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

If the Company fails, or is alleged to have failed, to comply with any existing or future applicable laws, rules and regulations, the Company could be subject to lawsuits and administrative complaints and proceedings, as well as criminal proceedings. Non-compliance could result in significant defense costs, settlement costs, damages and penalties.

The Company’s business licenses could be suspended or revoked, business practices enjoined, or it could be required to modify its business practices, which could materially impair, or even prevent, the Company’s ability to conduct all or any portion of its business. Any such events could also damage the Company’s reputation and impair the Company’s ability to attract and service home buyers, home sellers and agents, as well its ability to attract brokerages, brokers, teams of agents and agents to the Company, without increasing its costs.

Further, if the Company loses its ability to obtain and maintain all of the regulatory approvals and licenses necessary to conduct business as we currently operate, the Company’s ability to conduct its business may be harmed. Lastly, any lobbying or related activities the Company undertakes in response to mitigate liability of current or new regulations could substantially increase the Company’s operating expenses.

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The Company could be subject to changes in tax laws and regulations, and challenges to its transfer pricing arrangements that may have a material adverse effect on its business.

The Company operates and is subject to taxes in the United States, and other jurisdictions throughout the world. Changes to federal, state, local or international tax laws on income, sale, use, indirect, or other tax laws, statutes, rules or regulations may adversely affect its effective tax rate, operating results or cash flows.

As an international corporation, the Company is subject to transfer pricing and other tax regulations designed to ensure that its intercompany transactions are consummated at prices that reflect the economic reality of the relationship between entities and have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by the local entities, and that the Company is taxed appropriately on such transactions. The Company has had transfer pricing arrangements between Canada and the United States, the two countries where our operations are located, the United States and India, where a number of the Company’s employees are located, and the United States and Israel. If taxing authorities challenge the Company’s transfer pricing arrangements, the Company could be subject to additional taxes in one or more jurisdictions, and the Company’s operations may be harmed.

The Company may suffer financial harm and loss of reputation if it does not or cannot comply with applicable laws, rules and regulations concerning the classification and compensation practices for its state broker and real estate agents.

Real estate professionals in the Company’s brokerage operations, which includes real estate agents and state brokers, have been retained as independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes. With respect to these independent contractors, like most brokerage firms, the Company is subject to the Internal Revenue Service regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation and it might be determined that the independent contractor classification is inapplicable to any of the Company’s affiliated real estate professionals. Further, if legal standards for classification of real estate professionals as independent contractors change or appear to be changing, it may be necessary to modify the Company’s compensation and benefits structure for its affiliated real estate professionals in some or all of its markets, including by paying additional compensation or reimbursing expenses.

In the future, the Company could incur substantial costs, penalties and damages, including back pay, unpaid benefits, taxes, expense reimbursement and legal fees, in defending future challenges by its affiliated real estate professionals to our employment classification or compensation practices.

Actions by the Company’s real estate agents or employees could adversely affect its reputation and subject it to liability.

The Company’s success depends on the performance of our agents and employees. Although its agents are independent contractors, if they were to provide lower quality services to clients, the Company’s image and reputation could be adversely affected. In addition, if the Company’s agents make fraudulent claims about properties they show, their transactions lead to allegations of errors or omissions, they violate certain regulations, including the Telephone Consumer Protection Act or similar laws, or employment laws applicable to the management of their own employees, or they engage in self-dealing or do not disclose conflicts of interest to the Company agents and clients, the Company could be subject to litigation and regulatory claims which, if adversely determined, could adversely affect the Company’s business, financial condition and results of operations. Similarly, the Company is subject to risks of loss or reputational harm in the event that any of its employees violate applicable laws.

Some of the Company’s losses may not be covered by insurance or the Company may not be able to obtain or maintain adequate insurance coverage.

The Company maintains insurance to cover costs and losses from certain risk exposures in the ordinary course of the Company’s operations, but its insurance does not cover all of the costs and losses from all events. The Company is responsible for certain retentions and deductibles that vary by policy, and the Company may suffer losses that exceed its insurance coverage limits by a material amount. The Company may also incur costs or suffer losses arising from events against which it does not have insurance coverage. In addition, large-scale market trends or the occurrence of adverse events in the Company’s business may raise its cost of procuring insurance or limit the amount or type of insurance it is able to secure. The Company may not be able to maintain its current coverage, or obtain new coverage in the future, on commercially reasonable terms or at all. Incurring uninsured or underinsured costs or losses could harm the Company’s business.

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Unanticipated delays or problems associated with the Company’s products and improvements may cause customer dissatisfaction.

The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. There may be delays in releasing the Company’s new products or technologies in the future, and any material delays may cause customers to forego purchases of the Company’s products to purchase competitors’ offerings instead. Further, if the Company’s systems and technologies lack capacity or quality sufficient to service agents and clients, then the number of agents who wish to use its products could decrease, the level of client service and transaction volume afforded by the Company’s systems could suffer, and its costs could increase.

The Company may need to develop new products and services and rapid technological change could render its systems obsolete.

The Company’s business strategy is dependent on its ability to develop platforms and features to attract new businesses and users, while retaining existing ones. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive. There is no guarantee that agents will use these features and the Company may fail to generate revenue from these products. Additionally, any of the following events may cause decreased use of our platform: (a) emergence of competing platforms and applications with novel technologies; (b) inability to convince potential agents to join our platform; (c); technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms; (d) security breaches with respect to our data; (e) a rise in safety or privacy concerns; and (f) an increase in the level of spam or undesired content on the network.

The Company’s commercial and financial success depends on market acceptance, and if not achieved will result in the Company not being able to generate revenue to support its operations.

The commercial success of the Company depends, among other things, on market acceptance. The success of the Company’s products and any new products and services that it may launch is dependent upon its ability to attract and retain a critical mass of users in potentially diverse geographic locations. Competitive pricing and market acceptance also depends on the future pricing and availability of competing products and the perceived comparative efficacy of its products. If the Company cannot monetize these products, or cannot offer competitive pricing packages, its operating results and revenues will be adversely affected.

A decrease in the Company’s gross commission income collection could adversely affect the Company’s business.

The Company’s business model depends upon its agents’ success in generating gross commission income, which the Company collects and from which the Company pays net commissions. Real estate commission rates vary somewhat by market, and although historical rates have been relatively consistent over time across markets, there can be no assurance that prevailing market practice will not change in a given market or across the industry. Customary commission rates could change due to market forces locally or industry-wide and due to regulatory or legal changes in such markets, including as a result of litigation or enforcement actions. The Company cannot predict the outcome of any new investigations or enforcement actions, but any such actions may result in industry-wide regulations, which can cause commission rates to decrease. Any decrease in commission rates may adversely impact the Company’s business, financial condition, and results of operations may be adversely impacted.

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If the Company fails to grow in the various local markets that it serves or is unsuccessful in identifying and pursuing new business opportunities, the Company’s long-term prospects and profitability will be harmed.

To capture and retain market share in the various local markets that the Company serves, it must compete successfully against other brokerages for agents and brokers and for the consumer relationships that it brings. The Company’s competitors could lower the fees that they charge to agents and brokers or could raise the compensation structure for those agents. The Company’s competitors may have access to greater financial resources than it, allowing them to undertake expensive local advertising or marketing efforts. In addition, the Company’s competitors may be able to leverage local relationships, referral sources and strong local brand and name recognition that it has not established. The Company’s competitors could, as a result, have greater leverage in attracting new and established agents in the market and in generating business among local consumers. The Company’s ability to grow in the local markets that it serves will depend on its ability to compete with these local brokerages.

The Company may implement changes to its business model and operations to improve revenues that cause a disproportionate increase in its expenses or reduce profit margins. For example, the Company has allocated, and plans to continue to allocate resources to its Real Wallet program. Expanding its service offerings could involve significant up-front costs that may only be recovered after lengthy periods of time. In addition, expansion into new markets, including internationally, could expose the Company to additional compliance obligations and regulatory risks. If the Company fails to continue to grow in the local markets it serves or if it fails to successfully identify and pursue new business opportunities, its long-term prospects, financial condition, and results of operations may be harmed, and its stock price may decline.

If the Company fails to grow its ancillary services, the Company’s long-term prospects and profitability may be harmed.

The Company’s efforts to expand its operations, including through ancillary services such as its mortgage broker and title operations, may not be successful. Currently, the Company’s mortgage broker and title services are available only in certain markets. If the Company is unsuccessful in expanding these services into other markets, or growing the businesses in the markets in which they currently operate, then it may not realize the expected benefits (including anticipated revenue), which could negatively impact its business, financial condition and results of operations. Similarly, if homebuyers do not use the Company’s ancillary services, then the Company’s revenues from ancillary services will not grow as quickly as we expect. Further, the Company’s title joint ventures, in which certain of the Company’s affiliated real estate agents are members, are subject to a number of regulations and ongoing compliance, and it is possible that ongoing compliance costs, including any potential audits, inquiries, investigations or reviews, could have a material adverse impact on the financial condition of the business. While the Company plans to continue to expand the Company’s brokerage and ancillary services businesses to other offerings, there is no guarantee that the Company will do so or be successful, and even if the Company does, the expansions might be at a slower pace than anticipated.

If agents and brokers do not understand the Company’s value proposition the Company may not be able to attract, retain and incentivize agents.

Participation in the Company’s Amended and Restated Omnibus Incentive Plan and Securities Based Compensation Arrangements represents a key component of the Company’s agent and broker value proposition. Agents and brokers may not understand or appreciate the value of these incentive programs. In addition, agents may not appreciate other components of the Company’s value proposition including the technology platform, the mobility it affords, the systems and tools that it provides to agents and brokers, among other benefits. If agents and brokers do not understand the elements of the Company’s service offering, or do not perceive it to be more valuable than the models used by most competitors, the Company may not be able to attract, retain and incentivize new and existing agents and brokers to grow its revenues.

The Company’s operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

The real estate market is highly cyclical and subject to fluctuations based on economic conditions, interest rates, and consumer confidence, among other factors. These contribute to variations in transaction volumes and pricing, affecting our overall performance. Our business exhibits significant seasonality in revenue, closely tracking with the seasonality in broader home sales trends in North America. Historically, the first quarter, followed closely by the fourth quarter, are the slowest due to reduced transaction volumes, while the second and third quarters are the strongest.

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A considerable portion of our expenses, most notably the commissions and revenue share expenses we pay to our agents, are variable; while others including salaries and benefits and research and development expenses exhibit do not follow the same seasonal pattern. This creates cyclicality in our financial performance and cash flows, resulting in lower profits and cash flow in the first and fourth quarters, compared to the second and third quarters.

Home sales in successive quarters can fluctuate widely due to a wide variety of factors, including holidays, national or international emergencies, the school year calendar’s impact on timing of family relocations, interest rate changes, speculation of pending interest rate changes and the overall macroeconomic market. The Company’s revenue and operating margins each quarter will remain subject to seasonal fluctuations, poor weather and natural disasters and macroeconomic market changes that may make it difficult to compare or analyze the Company’s financial performance effectively across successive quarters.

The Company may require additional capital to support its operations or the growth of its business, and it cannot be certain that this capital will be available on reasonable terms when required, or at all.

From time to time, the Company may need additional financing to operate or grow its business. The ability to continue as a going concern, may be dependent upon raising additional capital from time-to-time to fund operations. The Company’s ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and the Company cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its current stock, and its existing stockholders may experience dilution. If the Company is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

The Company has experienced losses in recent years and, because it has a limited operating history, its ability to fully and successfully develop its business is unknown.

The Company has a history of operating at losses since its inception. The Company’s ability to realize consistent, meaningful revenues and profit over a sustained period has not been established over the long term and cannot be assured in future periods.

The Company’s growth strategy may not achieve the anticipated results.

The Company’s future success will depend on its ability to grow its business, including through commercialization of its products. Growth and innovation strategies require significant commitments of management resources and investments and the Company may not grow its revenues at the rate it expects or at all. As a result, the Company may not be able to recover the costs incurred in developing new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect its business, financial condition or results of operations.

The Company faces substantial competition in the future and may not be able to keep pace with the rapid technological changes which may result from others discovering, developing or commercializing products before or more successfully than the Company. The activities of competing companies, or others, may limit the Company’s revenues.

In general, the development and commercialization of new Software as a Service (SaaS) products is highly competitive and is characterized by extensive research and development and rapid technological change. Market share can shift as a result of technological innovation and other business factors. Commercial opportunities for the Company’s products may be reduced if the Company’s competitors develop or market products or novel technologies that are more effective, are more convenient, are more accepted by the market, have better distribution channels, or are less costly than that offered by the Company. If those products gain market acceptance, the Company’s revenue and financial results could be adversely affected. If the Company fails to develop new products or enhance existing products, its leadership in the current markets served could erode and its business, financial condition and results of operations may be adversely affected.

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While the Company’s products and technologies are unique and novel, there are a number of indirect competitors in the market. Such competitors include large and small companies that may have significant access to capital resources, competitive product pipelines, substantial research and development resources and substantial experience in the market. The Company recognizes the need to invest in research and development to continue to add high-value, differentiated capabilities to expand both the depth and breadth of the Company’s product offering. Management also recognizes the need to ensure customer satisfaction through all phases of the sales cycle and intends to invest in competitive intelligence and analysis as it relates to the dynamics of the market, as well as in trends in technology and in products as they are introduced into the market. However, the Company may not be able to compete with competitors that are more established in the market.

The Company depends on highly skilled personnel to grow and operate its business. If the Company is not able to hire, retain, and motivate its key personnel, its business may be adversely affected.

The Company is highly dependent on its senior management team, including its Chief Executive Officer Tamir Poleg. Competition for talented senior management is intense and the Company’s ability to successfully develop and maintain a competitive market position will depend in part on its ability to attract and retain highly qualified and experienced management. The loss of the services of key personnel could have a materially adverse effect on the Company’s business. The Company does not carry “key-man” life insurance on the lives of our executive officers, employees, or advisors. Many key employees consider the value of the Options and RSUs received in connection with their employment. If the trading price of the Common Shares declines or experiences volatility, the Company’s ability to attract and retain key employees may be adversely affected. If the Company fails to attract new personnel or fails to retain and motivate current personnel, its growth prospects could be severely harmed.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company and foreign private issuer, we are subject to many of the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (“SOX”), and the rules and regulations of the listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. In particular, in connection with the Company’s loss of “emerging growth company” status, which occurred at the end of 2024, we have incurred, and expect to continue, to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of SOX, which involve annual assessments of a company’s internal controls over financial reporting, as well as annual independent registered public accounting firm attestation report on our internal controls over financial reporting. SOX requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the U.S. Securities and Exchange Commission is recorded, processed, summarized, and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate because of changes in conditions and rapid growth of our business.

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Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Common Shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if, as of the last business day of our then most recently completed second fiscal quarter, (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the U.S. Securities and Exchange Commission periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our executive officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

Adverse litigation judgments or settlements resulting from legal proceedings could reduce the Company’s profits or limit its ability to operate.

The Company is subject to allegations, claims and legal actions arising in the ordinary course of its business, which may include claims by third parties, including employees or regulators. The outcome of many of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely against the Company, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against the Company, its business, financial condition and results of operations could be materially adversely affected.

The Company may be subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, anti-discrimination, commercial disputes, competition, professional liability, consumer complaints, personal injury, intellectual property disputes, compliance with regulatory requirements, antitrust and anti-competition claims (including claims related to NAR or MLS rules regarding buyer-broker commissions), securities laws, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings if the regulatory landscape changes or as our business grows and as the Company deploys new offerings, including proceedings related to its acquisitions, securities issuances or business practices. The Company may also be subject to disputes with its employees and agents.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against the Company or investigations involving the Company, whether meritorious or not, could be time-consuming, result in significant defense and compliance costs, be harmful to the Company’s reputation, require significant management attention and divert significant resources. Determining reserves for any pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect the Company’s business, financial condition, and results of operations, or could cause harm to our reputation and brand, sanctions, consent decrees, injunctions or other Orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, the Company may have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of its business and commercial partners and current and former directors, officers and employees.

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In October 2023, a jury found that the National Association of Realtors (“NAR”) and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers’ agents’ and the buyers’ agents’ commissions. The Company was not a party to that litigation. In March 2024, NAR announced a settlement agreement that would resolve litigation of claims brought on behalf of home sellers related to broker commissions. Pursuant to the settlement, which is subject to court approval, NAR agreed to put in place a new MLS rule prohibiting offers of broker compensation on any MLS. The impact of the new rule is still unfolding, but it could have the effect of depressing real estate agent commissions. In Nosalek, a similar case pending in Massachusetts (the Company is not a defendant) in which the parties have also proposed a settlement, the U.S. Department of Justice Antitrust Division (the “DOJ”) submitted a Statement of Interest objecting that the settlement did not do enough to address alleged anticompetitive practices and that the settlement should prohibit sellers from making commission offers to buyer’s brokers at all. If the DOJ were to take action in the future to prohibit sellers from making commission offers to buyer’s brokers, it could reduce commissions to real estate agents in transactions, and could have an adverse effect on our results of operations. A similar complaint has been filed in Canada. In addition, a few complaints have been filed in U.S. courts alleging that buyers paid increased home prices as a result of the practice of sellers paying both the sellers’ agents’ and the buyers’ agents’ commissions.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Class Action”). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California (“Miholich Class Action”). The Miholich Class Action alleges that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act. The Company’s policies require the independent contractor real estate agents to comply with the Telephone Consumer Protection Act. The plaintiffs are seeking certification of the Miholich Class Action, injunctive relief prohibiting future violations of the Telephone Consumer Protection Act, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys’ fees. The Company will vigorously defend against the claims asserted in the Miholich Class Action, and the Company is unable to predict the outcome of the Miholich Class Action or whether an outcome unfavorable to the Company would have a material adverse effect on its results of operations or financial condition.

Other than as described in the Annual Information Form, the Company is not involved in any material pending legal proceeding and there are no proceedings in which any of its directors, officers or Affiliates is an adverse party or has a material interest adverse to its interest.

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If the Company fails to develop widespread brand awareness cost-effectively, its business may suffer.

The Company believes that developing and maintaining widespread awareness of its brand in a cost-effective manner is critical to achieving widespread acceptance of its products. The Company’s marketing efforts are directed at growing brand awareness. Brand promotion activities, although they have been successful in the past, may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses incurred in brand building. If the Company fails to successfully promote and maintain its brand, or incur substantial expenses in doing so, the Company may fail to attract or retain customers necessary to realize a sufficient return on its brand building efforts, or to achieve the widespread brand awareness that is critical for broad adoption of its products.

Possible failure to realize anticipated benefits of future acquisitions could impact the Company’s business.

In the future, the Company may complete acquisitions to strengthen its position in the real estate industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of these and future acquisitions.

Acquisitions and joint ventures are inherently risky, and any that the Company completes may not be successful. Any acquisitions and joint ventures that the Company pursues would involve numerous risks, including the following: (i) difficulties in integrating and managing the operations and technologies of the companies the Company acquires, including higher than expected integration costs and longer integration periods; (ii) diversion of the Company’s management’s attention from normal daily operations of its business; (iii) the Company’s inability to maintain the customers, key employees, key business relationships and reputations of the businesses it acquires; (iv) the Company’s inability to generate sufficient revenue or business efficiencies from acquisitions or joint ventures to offset its increased expenses associated with acquisitions or joint ventures; (v) the Company’s responsibility for the liabilities of the businesses it acquires or gains ownership in through joint ventures, including, without limitation, liabilities arising out of its failure to maintain effective data security, data integrity, disaster recovery and privacy controls prior to the acquisition, or its infringement or alleged infringement of third party intellectual property, contract or data access rights prior to the acquisition; (vi) difficulties in complying with new markets or regulatory standards to which the Company was not previously subject; (vii) delays in the Company’s ability to implement internal standards, controls, procedures and policies in the businesses it acquires or gains ownership in through joint ventures and increased risk that its internal controls will be ineffective; (viii) operations in a nascent state depend directly on utilization by the Company’s agents and brokers; (ix) adverse effects of acquisition and joint venture activity on the key performance indicators the Company uses to monitor its performance as a business; (x) disagreements with partners in the joint ventures which could lead to litigation, and (xi) inability to fully realize intangible assets recognized through acquisitions or joint ventures and related non-cash impairment charges that may result if the Company is required to revalue such intangible assets.

The Company’s failure to address these risks or any other challenges it encounters with its future acquisitions, joint ventures, and investments could cause it to not realize all or any of the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm the Company’s business, which could negatively impact its operating results, financial condition, and cash flows.

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Our new business lines have a limited performance history and any failure to accurately capture credit risk or to execute our funding strategy could have a negative impact on our business, operating results, and financial condition.

In October 2024, the Company announced that it partnered with a bank to launch a business checking account and Real branded debit card program for U.S. agents. In addition, the Company announced that it is offering Canadian agents access to a line of credit based on their earnings history with Real. Further, the Company expects to offer additional financial products in the future, including advances on revenue share.

We do not have prior experience offering a Real branded debit card or other financial products. The performance of these products will significantly depend on the ability of the credit and fraud decisioning and scoring models we and our Bank Partner use in the bank’s or our origination of the product, which includes a variety of factors, to effectively prevent fraud and to evaluate an applicant’s credit profile and likelihood of default. There is no assurance that the credit criteria used can accurately predict repayment and loss profiles. If the criteria do not accurately prevent fraud or reflect credit risk on any financial products offered by Real, greater than expected losses may result and our business, operating results, financial condition and prospects could be materially and adversely affected. In addition, revenue growth for the Real financial products will be dependent on increasing the volume of members who open an account and on growing balances on those accounts. There can be no assurance that any investments we make in financial products, including by providing differentiated features, will be effective. Developing our service offerings and forming any partnerships related to the financial products could have higher costs than anticipated, and could adversely impact our results or dilute our brand. Our reliance on financial institutions and other third parties to offer these products could adversely impact the performance of these products, and our ability to offer them as we intend, particularly if the financial institution does not perform as expected, or if any of these third-party relationships terminates for any reason. Furthermore, the success of the financial products depend on their adoption rate and our ability to execute on our funding strategy for the resulting receivables, where applicable. In the event we are unable to finance receivables, it could have a negative impact on our business, operating results and financial condition.

The highly regulated environment in which we and our Bank Partner for the business checking account and debit card program operates could have an adverse effect on our business, results of operations, financial condition, and future prospects.

In October 2024, we announced that we partnered with a bank to launch a business checking account and Real branded debit card program for U.S. agents. We are the program manager providing services to our Bank Partner in support of the business checking account and debit card. We and our Bank Partner will be subject to increasingly demanding regulatory requirements. Federal and state regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit operations significantly and control the methods by which business is conducted. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the regulatory requirements applicable to the business checking account and Real branded debit card program that we offer. If any regulatory agency’s assessment of the quality and nature of our practices and services, or our Bank Partner’s operations or other aspects of their business changes, it may impact our ability to provide all features as intended, and our Bank Partner’s ability to support the program, which could have a negative impact on our results of operations.

We are developing new products and services that may be subject to additional state or federal laws or regulations or the authority of the Consumer Financial Protection Bureau and other state and federal regulators.

We are constantly developing new products and services to make it easier for real estate agents affiliated with us to operate their businesses. These new products and services, including those in the Real Wallet program, may include features that are subject to additional state or federal laws or regulations or the authority of the Consumer Financial Protection Bureau. As a result of our partnership with a U.S. bank, we may also be indirectly subject to the authority of the bank’s regulators, such as the FDIC. There is also a risk that a state regulator may disagree with Real’s regulatory interpretations, and determine that we are required to obtain additional financial licenses and comply with additional state laws in order to offer these services to agents in their state. There is no assurance, particularly since we may have no experience in the relevant industry, that we will be able to comply with all the rules and regulations related to the product. In particular, there is no assurance that we will be able to comply with the rules and regulations related to the Real Wallet program or that we will be successful in operating this program in which industry we have no prior experience. An examination by a regulatory agency could result in regulatory or enforcement actions that adversely affect the operation of our business by increasing our costs, imposing penalties for non-compliance or otherwise limiting our ability to provide such products and services.

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There is intense competition in the Software as a Service and real estate brokerage industries.

Both the SaaS and real estate brokerage industries are highly competitive and rapidly changing, and the Company expects that competition will intensify in the future. The Company may be significantly affected by new product introductions and geographic expansion by existing competition. Specific factors upon which the Company competes include, but are not limited to, the functionality of its applications, ease of use, timing for implementation, quality of support and services, and price. The Company’s potential competitors include other real estate brokerage firms, as well as technology companies developing SaaS services and novel technologies designed for the real estate sector. Many of these potential competitors have significantly greater financial, technical, marketing and other resources than the Company has. Many of them also have longer operating histories, greater name recognition and stronger relationships with agents and/or consumers who use or might use a software-based real estate platform. The Company may not be able to successfully compete with these competitors.

The Company has a limited operating history which makes it difficult to evaluate its future prospects for success.

The Company has a limited operating history which makes it difficult for Shareholders and potential investors to evaluate our business or prospective operations. The Company is subject to all the risks inherent in a developing organization, financing, expenditures, complications and delays inherent in a new business. Shareholders and investors should evaluate an investment in the Company in light of the uncertainties encountered by developing companies in a competitive and evolving environment. The Company’s business is dependent upon the implementation of our business plan and execution of our strategies, including the Company’s plan to develop a consumer-facing portal and the Real Wallet. The Company may not be successful in implementing its business plan or executing its strategies, and cannot guarantee that, if implemented, the Company will ultimately be able to attain sufficient profitability.

There is inherent technology and development risk in the Company’s business and industry.

The Company’s approach utilizes technology principally architected and developed by the Company. There can be no assurances that the Company will meet its targeted development or integration timelines such that it will be able to offer solutions at competitive pricing, or that the Company can continue to enhance and improve the responsiveness, functionality and features of its technology and enable the solutions to scale at a reasonable cost. In addition, there is a risk that third parties may have applied for or been granted patents for certain processes or technology which the Company has already deployed or intends to deploy, in which case the Company may incur additional costs or be prohibited from using or implementing certain product features or processes in one or more countries. The Company’s solutions incorporate complex technology and software. Accordingly, they may contain errors, or “bugs”, that could be detected at any point. Such errors could materially and adversely affect the Company’s reputation, resulting in claims and/or significant costs to the Company, and/or cause consumers, merchants, licensees and other parties to abandon the Company’s solutions and impair the Company’s ability to market and sell solutions and services in the future. The costs incurred in correcting any errors and satisfying any such claims may be substantial and could adversely affect the Company’s operating margins. While the Company plans to continually test its solutions for errors and work with customers and merchants through its maintenance support services to identify and correct bugs, errors may be found in the future.

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The Company relies on cloud storage and third-party hosting services for its products and services, which could be the target of a security breach.

The Company’s business faces certain security risks. The Company’s products and services involve storage using cloud-based hosting services and also physical storage. Although data is stored in specialized security groups and are externally encrypted, storage hardware and networking infrastructure is provided by a third party, and security breaches and cyberattacks expose this information to a risk of loss, litigation and potential liability. If an actual or perceived breach of security and/or cyberattack occurs, the market perception of the effectiveness of the Company’s security measures could be harmed, and the Company could lose users and may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties. Computer viruses, break-ins, cyberattacks or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, loss of agent and client information, damage to the Company’s public image and reputation, and/or potentially impact the relationships with its agents and clients, and could cause the Company’s financial results to be negatively impacted.

There could be interruptions or delays from cloud servers that could affect the Company’s products or services.

The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s products or services. Such interruptions may reduce the Company’s revenue, cause customers to terminate their subscriptions and adversely affect the Company’s ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

We use artificial intelligence in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We incorporate artificial intelligence (“AI”) solutions into our platform, offerings, services and features, and these applications may become important in our operations over time. In 2023, we launched Leo, an AI-powered assistant that serves as a concierge to our agents and brokers. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than we can, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. In addition, our employees may use AI applications of third parties over which we have no control. The use of AI applications may result in violations of cybersecurity and privacy that implicate personal data. Any such incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

Risk Related to World Wide Economic Conditions

Currency exchange rates fluctuations could adversely affect the Company’s operating results.

The Company is exposed to the effects of fluctuations in currency exchange rates. Since the Company conducts some of its business in currencies other than U.S. dollars but reports its operating results in U.S. dollars, it faces exposure to fluctuations in currency exchange rates. Consequently, exchange rate fluctuations between the U.S. dollar and other currencies could have a material impact on the Company’s operating results.

Downturns in general economic and market conditions may reduce demand for the Company’s products and could negatively affect the Company’s revenue, operating results and cash flow.

Financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. Thus, financial developments seemingly unrelated to the Company or to the real estate industry could materially adversely affect the Company over the course of time. Volatility in the market could hurt the Company’s ability to raise capital. Potential price inflation caused by an excess of liquidity in countries where the Company conducts business may increase the costs incurred to sell the Company’s products and may reduce the Company’s profit margins. As a result of downturns in general economic and market conditions, potential customers may not be interested in purchasing the Company’s products. Any of these events, or other events caused by turmoil in world financial markets may have a material adverse effect on the Company’s business, operating results and financial conditions.

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Information technology failures and data security breaches could harm our business.

Cybersecurity threats and incidents directed at us could range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures aimed at disrupting business or gathering personal data of customers. In the ordinary course of our business, we and our agents and brokers collect and store sensitive data, including proprietary business information and personal information about our clients and customers. Our business and particularly our cloud-based platform, reZEN, is reliant on the uninterrupted functioning of our information technology systems. The secure processing, maintenance and transmission of information are critical to our operations, especially the processing and closing of real estate transactions. Cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including potentially sensitive personal information of our clients and customers) and the disruption of business operations. Our use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. If we were to be subject to a material successful cyber-intrusion, it could result in remediation or service restoration costs, increased cyber protection costs, lost revenues, our agents and brokers may no longer want to work with us, litigation or regulatory actions by governmental authorities, increased insurance premiums, reputational damage and damage to our competitiveness, our stock price and our long-term stockholder value.

Our results of operations and financial condition may be adversely affected by public health issues.

Infectious disease outbreaks (including COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, BSE, avian influenza, or other material outbreaks of disease) could result in restrictions adversely affecting the Company’s business operations. These restrictions could include prohibitions on home showings and open houses, limiting face-to-face meetings, and general transportation or isolation orders from government authorities. Such outbreaks may negatively impact the general economy and job markets. The economy and job markets directly affect demand for housing and therefore the Company could suffer harm to its business, including, but not limited to, significant revenue decreases, should there be a sustained negative impact on economic conditions as a result of disease outbreak.

Current and threatened conflicts could negatively affect the housing market, and could lead to lower revenue for us.

There currently are ongoing conflicts in Ukraine and Israel. While neither of these conflicts has had a material direct impact on our consolidated financial performance, the conflicts are still ongoing, and there are many risks and uncertainties in relation to those conflicts that are outside of our control. For example, these conflicts have already led and could lead to further market disruptions, including significant volatility in credit and capital markets. In addition, our Chief Executive Officer lives in Israel, and the conflicts in Israel could disrupt his ability to continue to serve the Company. If either or both conflicts escalate further or if additional countries join either conflict, it could lead to uncertainty in the markets and low consumer confidence, which may lead potential homebuyers to decide not to invest in new homes at this time, or sellers to decide to stay in their current homes, and could have a material impact on our business operations and financial performance.

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Risk Related to Intellectual Property

The Company’s intellectual property rights are valuable, and any failure or inability to protect them could adversely affect its business.

The Company’s success depends substantially upon the intellectual property that forms the basis of its products, primarily consisting of unpatented proprietary technology, processes, trade secrets, and know-how, as well as inherent copyright of authorship in the source code developed by the Company, and unregistered trademarks. To protect its intellectual property rights, the Company relies upon trade secret, copyright, trademark, passing-off laws and other statutory and common law protections in the United States, and international markets. The Company also protects its intellectual property through the use of non-disclosure agreements and other contracts, disclosure and invention assignment agreements, confidentiality procedures, and technical measures. There can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not afford the Company protection for its intellectual property rights as robust as those available under Canadian and United States laws. The Company may be unable to prevent the misappropriation, infringement or violation of its intellectual property rights, breaching any contractual obligations, or independently developing intellectual property that is similar to its own, any of which could reduce or eliminate Real’s competitive advantages, adversely affect the Company’s revenues, or otherwise harm its business.

Assertions by third parties of infringement or other violations of the Company’s intellectual property rights could result in significant costs and substantially harm the Company’s business and operating results.

Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against the Company. Any such claim against the Company, even those without merit could cause the Company to incur substantial costs defending against the claim and could distract its management. An adverse outcome of a dispute may require the Company to pay substantial damages, cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, expend additional development resources to attempt to redesign its services or otherwise develop non-infringing technology, which may not be successful, or enter into potentially unfavorable royalty or license agreements in order to obtain the right to use technologies or intellectual property rights.

Intellectual property claims are expensive and time consuming to defend and if resolved adversely, could have a significant impact on the Company’s business, financial condition, and operating results.

The Company is actively engaged in enforcement and other activities to protect its intellectual property rights. If it became necessary to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of management and the Company may not prevail. Any repeal or weakening of intellectual property laws or diminishment of procedures available for the enforcement of intellectual property rights in Canada, the United States, or internationally could make it more difficult for the Company to adequately protect its intellectual property rights, negatively impacting their value and increasing the cost of enforcing its rights.

If the Company is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

The Company relies upon unpatented proprietary technology, processes, trade secrets and know-how. Any disclosure to or misappropriation by third-parties of its confidential or proprietary information could enable the Company’s competitors to duplicate or surpass the Company’s technological achievements, potentially eroding its competitive position in the market and negatively impacting the Company’s business and operating results.

The Company protects its confidential and proprietary information in part through non-disclosure agreements and other contracts, disclosure and invention assignment agreements, with all employees, consultants, advisors and any third-parties, who have access to its confidential and proprietary information, and employs confidentiality procedures and technical measures, there can be no certainty that these measures or procedures will be sufficient to prevent improper disclosure of such confidential and proprietary information, or to prevent it from falling into the hands of the Company’s competitors and other third parties. There can be no certainty that parties to contracts used by the Company to protect its confidential and proprietary information will not be terminated or breached, and the Company may not have adequate remedies for any such termination or breach. Legal remedies may be insufficient or ineffective to meaningfully protect the Company’s confidential and proprietary information or compensate the Company for losses that may occur in the event of unauthorized use or disclosure.

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If the Company fails to protect the privacy and personal information of its customers, agents or employees, the Company may be subject to legal claims, government action and damage to its reputation.

Consumers, independent contractors and employees have shared personal information with the Company during the normal course of its business processing real estate transactions. This includes, but is not limited to, social security numbers, annual income amounts and sources, consumer names, addresses, telephone and cell phone numbers and email addresses. For the Company to run its business, it is essential to store and transmit this sensitive information in its systems and networks. At the same time, the Company is subject to numerous laws, regulations, and other requirements that require businesses like theirs to protect the security of personal information, notify customers and other individuals about our privacy practices, and limit the use, disclosure, or transfer of personal data across country borders. Regulators in the U.S. and abroad continue to enact comprehensive new laws or legislative reforms imposing significant privacy and cybersecurity restrictions. The result is that the Company is subject to increased regulatory scrutiny, additional contractual requirements from corporate customers, and heightened compliance costs. These ongoing changes to privacy and cybersecurity laws also may make it more difficult for the Company to operate our business and may have a material adverse effect on our operations. For example, in the U.S., California enacted the California Consumer Privacy Act, which went into full effect in 2020, imposing new and comprehensive requirements on organizations that collect and disclose personal information about California residents.

Any significant violations of privacy and cybersecurity could result in the loss of new or existing business, litigation, regulatory investigations, the payment of fines, damages, and penalties and damage to the Company’s reputation, which could have a material adverse effect on its business, financial condition, and results of operations. The Company could also be adversely affected if legislation or regulations are expanded to require changes in its business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect its business, results of operations or financial condition. In addition, while the Company discloses its information collection and dissemination practices in a published privacy statement on its websites, which the Company may modify from time to time, the Company may be subject to legal claims, government action and damage to its reputation if it acts or is perceived to be acting inconsistently with the terms of its privacy statement, customer expectations or state, national and international regulations. The Company’s policy and safeguards could be deemed insufficient if third parties with whom we have shared personal information fail to protect the privacy of that information.

The occurrence of a significant claim in excess of the Company’s insurance coverage or which is not covered by its insurance in any given period could have a material adverse effect on its financial condition and results of operations during the period. In the event the Company or the vendors with which it contracts to provide services on behalf of the Company’s customers were to suffer a breach of personal information, the Company’s real estate agents and clients could terminate their business with the Company. Further, the Company may be subject to claims to the extent individual employees or independent contractors breach or fail to adhere to Company policies and practices and such actions jeopardize any personal information. The Company’s legal liability could include significant defense costs, settlement costs, damages and penalties, plus, damage its reputation with consumers, which could significantly damage its ability to attract customers. Any or all of these consequences would result in meaningful unfavorable impact on the Company’s brand, business model, revenue, expenses, income and margins.

Risk Related to Common Shares

The Company may issue additional Common Shares and Shareholders may experience dilution.

The Company is authorized to issue an unlimited number of Common Shares. Additionally, the Company maintains the Amended and Restated Omnibus Incentive Plan which employees, agents, brokers and certain service providers of the Company and its Affiliates can receive equity awards. The Company issues Restricted Shares Units to agents each month pursuant to its incentive programs, and issues Common Shares periodically to other eligible participants, including employees. As of December 31, 2024, the Company had 202,941,359 Common Shares issued and outstanding, and there were 8,520,600 Common Shares reserved for issuance subject to RSUs and 16,799,038 Common Shares reserved for issuance pursuant to the exercise of Options. Consequently, Shareholders may experience more dilution in their ownership of their Common Shares in the future.

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It may be difficult to enforce civil liabilities under Canadian securities laws.

Most of the directors and officers of the Company are based in Israel and the United States and most of the Company’s assets, and assets of the directors and officers are located outside of Canada. Therefore, a judgment obtained against the Company, or any of these persons, including a judgment based on the civil liability provisions of the Canadian securities laws, may not be collectible in Canada and may not be enforced by an Israeli or U.S. court. It also may be difficult to effect service of process on these persons in Canada or to assert Canadian securities law claims in original actions instituted in Israel or the United States. Israeli or U.S. courts may refuse to hear a claim based on an alleged violation of Canadian securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli or U.S. court agrees to hear a claim, it may determine that Israeli law or United States law and not Canadian law is applicable to the claim. If the Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law or United States law. There is little binding case law in Israel and the United States that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Company or its directors and officers in Israel or the United States, it may be difficult to collect any damages awarded by either a Canadian or a foreign court.

The Company does not have any control over the research and reports that securities or industry analysts publish about the Company or its business.

The trading market for the Common Shares will, to some extent, depend on the research and reports that securities or industry analysts publish about the Company or its business. The Company does not have any control over these analysts. If one or more of the analysts who covers the Company should downgrade the Common Shares or change their opinion of the Company’s business prospects, the Common Shares trading price would likely decline. If one or more of these analysts ceases coverage of the Company or fails to regularly publish reports on the Company, it could lose visibility in the financial markets, which could cause the Company’s share price or trading volume to decline.

Item 6. DIVIDENDS

6.1 Dividends or Distributions

There are no restrictions in the Company’s articles or elsewhere which could prevent the Company from paying dividends. The Company has not paid dividends in any of the three most recently completed financial years and the payment of dividends on Common Shares is not anticipated in the immediate future. The Board will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on the Company’s financial position at the relevant time. All of the Common Shares will be entitled to an equal share in any dividends declared and paid on a per share basis.

Item 7. DESCRIPTION OF CAPITAL STRUCTURE

7.1 Share Capital

Common Shares

The authorized share structure of the Company consists of an unlimited number of Common Shares without par value. As of February 26, 2025, there were 204,414,702 Common Shares issued 203,972,388 Common Shares outstanding on a non-diluted basis.

The holders of Common Shares are entitled to receive notice of and attend any meeting of the Shareholders and are entitled to cast one vote for each Common Share held. The holders of Common Shares will be entitled to receive dividends if, as and when declared by the Board and to receive a proportionate share, on a per share basis, of the assets of the Company available for distribution in the event of a liquidation, dissolution or winding-up of the Company.

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7.2 Options to Purchase Securities

Amended and Restated Omnibus Incentive Plan

The Amended and Restated Omnibus Incentive Plan is a “rolling” plan and the Company is authorized to grant Options of up to 15% of its issued and outstanding Common Shares at each Award Date, less the number of Common Shares subject to grants of Options under any other Securities Based Compensation Arrangement. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the Amended and Restated Omnibus Incentive Plan. The RSUs limit is separate and distinct from the maximum of Common Shares reserved for issuance pursuant to Options under the Amended and Restated Omnibus Incentive Plan. The Amended and Restated Omnibus Incentive Plan was approved by the Board on July 15, 2022 and by Shareholders on June 9, 2023.

The purpose of the Amended and Restated Omnibus Incentive Plan is to advance the interests of the Company by encouraging eligible directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their interest in the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its business and affairs.

As of February 26, 2025, 6,761,399 Common Shares remained available for issuance pursuant to the grant of Options under the Amended and Restated Omnibus Incentive Plan, taking into account all Common Shares issuable under all Securities Based Compensation Arrangements.

As of February 26, 2025, 16,799,038 Common Shares remained available for issuance pursuant to the grant of RSUs under the Amended and Restated Omnibus Incentive Plan.

Each Option granted pursuant to the terms of the Amended and Restated Omnibus Incentive Plan will vest and be exercisable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the Award Date, unless otherwise determined by the Board. The Option Price of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the lesser of (i) the VWAP on the Award Date and (ii) the closing market price on a Stock Exchange on the day immediately prior to the Award Date. The Board may at its sole discretion at any time or on the Award Date in respect of any Option granted, accelerate or provide for the acceleration of vesting in whole or in part of Options previously granted.

Each RSU granted pursuant to the terms of the Amended and Restated Omnibus Incentive Plan will vest and be payable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the Award Date, unless otherwise determined by the Board. The Board may at its sole discretion at any time or on the Award Date in respect of any RSUs granted, accelerate or provide for the acceleration of vesting in whole or in part of RSUs previously granted. Notwithstanding the foregoing, an RSU shall not vest prior to the date that is one year following the Award Date of such RSU.

The maximum number of Common Shares issued to participants who are insiders, collectively, within any one (1) year period, under the Amended and Restated Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 10% of the outstanding Common Shares at any point in time. The maximum number of Common Shares issued to one Person collectively, within any one (1) year period, under the Amended and Restated Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 5% of the outstanding Common Shares at the Award Date.

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The Board may make Awards to Non-Employee Directors under the Amended and Restated Omnibus Incentive Plan provided that (i) the annual grant of Awards under the Amended and Restated Omnibus Incentive Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options; and (ii) the maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the issued and outstanding Common Shares (as of the commencement of such one-year period). Furthermore. securities issuable to any one Person, who is a Non-Employee Director, shall be limited to the lesser of: (i) 1% of the Common Shares then issued and outstanding; and (ii) $1,000,000 in total value of grants of Options that each director receives over the life of the Amended and Restated Omnibus Incentive Plan or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

The Amended and Restated Omnibus Incentive Plan is administered by the Board, which has full and final authority with respect to the granting of all Options and RSUs thereunder subject to the requirements of NASDAQ.

Predecessor Omnibus Incentive Plan

As of February 26, 2025, there were 356,297 Options and 805,401 RSUs issued and outstanding pursuant to the Predecessor Omnibus Incentive Plan. Each Option entitles the holder to the exercise the Option for one (1) Common Share in accordance with the terms of the Predecessor Omnibus Incentive Plan. Each RSU entitles the holder to a cash payment or one (1) Common Share at the discretion of the Company in accordance with the terms of the Predecessor Omnibus Incentive Plan. The Company will no longer grant any Options or RSUs pursuant to the Predecessor Omnibus Incentive Plan, which exists solely for the purposes of governing the existing Options and RSUs granted thereunder.

Stock Option Plan

As of February 26, 2025, there were 8,423,654 Options issued and outstanding, pursuant to the Predecessor Stock Option Plan. Each Option entitles the holder to the exercise the Option for one (1) Common Share in accordance with the terms of the Predecessor Stock Option Plan. The Company will no longer grant any Options pursuant to the Predecessor Stock Option Plan, which exists solely for the purposes of governing the existing Options granted thereunder.

Restricted Share Unit Plan

As of February 26, 2025, there were 1,000 RSUs issued and outstanding pursuant to the Predecessor RSU Plan. Each RSU entitles the holder to a cash payment or one (1) Common Share at the discretion of the Company in accordance with the terms of the Predecessor RSU Plan. The Company will no longer grant any RSUs pursuant to the Predecessor RSUs Plan, which exists solely for the purposes of governing the existing RSUs granted thereunder.

Item 8. MARKET FOR SECURITIES

8.1 Trading Price and Volume

On June 15, 2021, the Company’s Common Shares commenced trading on the NASDAQ under the symbol “REAX”. On July 26, 2022, the Company’s Common Shares commenced trading on the TSX under the symbol “REAX”. On July 28, 2023, the Company announced that its application for a voluntary delisting of its Common Shares from the TSX had been approved by the Board and the TSX. The Common Shares were delisted from the TSX effective as of close of markets on August 11, 2023. The Common Shares continue to be listed and traded on the NASDAQ. The Company is a reporting issuer in each of the provinces and territories in Canada.

The following tables sets forth, for the periods indicated, the marketplace, reported high and low trading prices (in the currencies in which such securities were listed and posted for trading) and the volume traded on the relevant stock exchanges.

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Month	Stock Symbol	Market	High Trading Price (US$)	Low Trading Price (US$)	Share Volume
January 2024	REAX	NASDAQ	3.13	1.52	10,294,400
February 2024	REAX	NASDAQ	3.25	2.65	6,596,300
March 2024	REAX	NASDAQ	3.6	2.46	10,184,900
April 2024	REAX	NASDAQ	4.58	3.01	18,076,500
May 2024	REAX	NASDAQ	5.32	3.77	18,731,800
June 2024	REAX	NASDAQ	4.88	3.55	24,533,800
July 2024	REAX	NASDAQ	6.11	3.97	22,177,400
August 2024	REAX	NASDAQ	6.75	5.01	26,196,400
September 2024	REAX	NASDAQ	6.26	5.35	12,386,200
October 2024	REAX	NASDAQ	5.91	5.00	11,645,100
November 2024	REAX	NASDAQ	6.61	4.72	18,819,400
December 2024	REAX	NASDAQ	5.57	4.44	15,837,500

8.2 Prior Sales

The following table sets forth securities issued by the Company that are not listed or quoted on a marketplace during the year ended December 31, 2024 and to the date of this AIF.

Date	Type of Security Issued	Number/Principal Amount of Securities Issued	Issuance/Exercise Price per Security
January 08, 2024	Restricted Stock Unit	1,598,004	N/A
February 09, 2024	Restricted Stock Unit	836,100	N/A
March 08, 2024	Restricted Stock Unit	788,122	N/A
March 13, 2024	Restricted Stock Unit	2,680,296	N/A
April 08, 2024	Restricted Stock Unit	1,039,902	N/A
April 12, 2024	Options	45,000	US$4.31
May 14, 2024	Restricted Stock Unit	1,636,730	N/A
May 31, 2024	Restricted Stock Unit	185,670	N/A
June 11, 2024	Restricted Stock Unit	962,223	N/A
July 07, 2024	Restricted Stock Unit	1,179,015	N/A
August 06, 2024	Restricted Stock Unit	948,341	N/A
August 13, 2024	Options	30,000	US$5.72
August 13, 2024	Restricted Stock Unit	1,699,659	N/A
August 23, 2024	Restricted Stock Unit	195,296	N/A
September 10, 2024	Restricted Stock Unit	834,045	N/A
October 03, 2024	Restricted Stock Unit	936,321	N/A
November 05, 2024	Restricted Stock Unit	970,303	N/A
November 11, 2024	Options	25,000	US$6.50
November 11, 2024	Restricted Stock Unit	118,649	N/A
December 04, 2024	Restricted Stock Unit	949,758	N/A
December 05, 2024	Restricted Stock Unit	185,853	N/A
December 19, 2024	Restricted Stock Unit	24,548	N/A
January 07, 2025	Restricted Stock Unit	1,034,567	N/A
February 04, 2025	Restricted Stock Unit	724,634	N/A

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Item 9. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL

RESTRICTIONS ON TRANSFER

9.1 Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

As of the date of this AIF, the Company does not have any Common Shares subject to escrow or contractual restrictions on transfer.

Item 10. DIRECTORS AND OFFICERS

10.1 Name, Occupation and Security Holding

The following table sets out the name, province or state and country of residence, positions and offices held with the Company, period served as a director and/or officer and the principal occupations during the last five (5) years, for each Person who serves as a director and/or officer of the Company as of the date of this AIF. Each director shall hold office until the next annual general meeting of the Company, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Company’s Articles.

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Name, Residence and Positions Held(1)	Director or Officer Since	Principal Occupation for Previous Five Years(1)
Tamir Poleg(2) Tel Aviv, Israel Chairmen, Chief Executive Officer and Director	June 5, 2020	Chief Executive Officer of The Real Brokerage Inc., or a subsidiary.

Michelle Ressler New York, New York Chief Financial Officer	July 28, 2020	Chief Financial Officer at Real; Previously Controller at Canaccord Genuity Group Inc.

Sharran Srivatsaa Marina Del Ray, California President	December 12, 2022	President at Real; Chairman at ARC Multifamily Group; Chief Executive Officer at Highland Prime.

Pritesh Damani St. Petersburg, Florida Chief Technology Officer	November 30, 2021	Chief Technology Officer at Real; Chief Executive Officer at RealtyCrunch, Chief Technology Officer at Plexus Entertainment – GoWatchIt.

Jenna Rozenblat Atlanta, Georgia Chief Operating Officer	August 10, 2023	Chief Operating Officer at Real; Previously Head of Operations, Orchard, Chief Executive Officer of Village Realty.

Andrea “Dre” Madden Corte Madera, California Chief Marketing Officer	September 15, 2022	Chief Marketing Officer at Real; Previously Chief Marketing Officer at Underground Cellar; Interim Chief Marketing Officer at Aero; Interim Chief Marketing Officer at Community Wellness; Senior Director of Marketing at Rodan + Fields

Alexandra Lumpkin Miami, Florida Vice President, Chief Legal Officer and Secretary	February 27, 2023	Vice President, Chief Legal Officer and Secretary at Real; Previously Deputy General Counsel at Lennar Corporation.

Vikki Bartholomae(2)(4) Winter Garden, Florida Director	April 20, 2021	Former Chief Customer Success Officer at Side; President at eXp Realty.

Guy Gamzu(3)(4) Tel Aviv, Israel Director	June 5, 2020	Investor & Director at Moon Active LTD, Spikenow LTD, Vi Labs LTD, Vyzer LTD, Eyeclick LTD, Atlas Invest Big Data LTD; Founder of Cubit Investments Ltd.

Susanne Greenfield Sandler(2) Jersey City, New Jersey Director	June 14, 2023	GM of Fintech at Mews, and Board member at HomeToGo. Previously General Manager, Apalon; Vice President of Global Strategy, Booking Holdings.

Larry Klane(2)(3) New York, New York Director	June 5, 2020	Board member at Goldman Sachs Bank USA, Board member at Navient; Partner of Pivot Investment Partners.

Atul Malhotra, Jr.(2) West Hollywood, California Director	December 2, 2020	Investment Team, Insight Partners (various roles).

Laurence Rose(3)(4) Toronto, Ontario Director	June 5, 2020	Chairman, President and Chief Executive Officer, Tradelogiq Markets, Inc.

Notes:

(1)	The information as to place of residence and principal occupation has been furnished by the respective directors and officers of the Company individually.
(2)	Member of the Audit Committee. Larry Klane is the Audit Committee Chair.
(3)	Member of the Compensation Committee. Guy Gamzu is the Compensation Committee Chair.
(4)	Member of the Nominating and Corporate Governance Committee. Laurence Rose is the Nominating and Corporate Governance Committee Chair.

As of February 26, 2025, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, 65,005,306 Common Shares, representing approximately 31.9% of the 203,972,388 outstanding Common Shares on a non-diluted basis or approximately 24.9% of the issued and outstanding Common Shares on a partially-diluted basis, based on 261,466,000 Common Shares issued and outstanding. The information as to the Common Shares beneficially owned or controlled or directed, directly or indirectly, by the directors and executive officers, not being within the knowledge of the Company, has been furnished by such directors and executive officers.

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10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders and Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or personal holding company of any of them is, as of the date of this AIF, or was within ten (10) years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including this Company) that:

i.	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer of the Company, or Shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, or personal holding company of any of them is, as at the date of this AIF, or has been within the ten (10) years before the date of this AIF, a director or executive officer of any company (including this Company) that, while that Person was acting in that capacity, or within a year of that Person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or personal holding company of any of them has, within the ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that Person.

Penalties and Sanctions

Except as described herein, no director or executive officer of the Company, or Shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company, or personal holding company of any of them, has been subject to:

i.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

ANNUAL INFORMATION FORM | 42

On September 15, 2015, the District Court of Harris County, Texas, 215th Judicial District in Cause No. 2011-77806 rendered a civil judgement against Optimum Arbor Oaks, LLC (“Optimum”), among other defendants including Tamir Poleg (a director and officer of the Company), relating to the misappropriation of insurance proceeds and the fraudulent transfer of funds to certain third-parties (the “Arbor Oaks Judgement”).

Optimum was principally liable under the Arbor Oaks Judgement and was required to pay the amount of US$1,119,466 to the plaintiffs. Tamir Poleg, together with certain other defendants, were held liable to the plaintiffs for the aggregate amount of US$257,929.25. In connection with an Assumption and Release Agreement and related loan documents executed by Optimum dated April 17, 2008, Mr. Poleg, together with another individual defendant (collectively, the “Guarantors”), were required to sign a personal indemnity and guarantee agreement (the “Indemnity and Guarantee”) in favour of certain lenders to Optimum that required that the Guarantors would be personally liable for certain debts associated with a multi-residential apartment complex in Texas, United States owned by Optimum (the “Arbor Oaks Apartments”) to the extent that Optimum misappropriated any insurance claims in connection with the Arbor Oaks Apartments. Mr. Poleg was an indirect and passive investor in Optimum and had no operational or managerial control over Optimum. Optimum was contractually responsible to use certain insurance proceeds to improve the Arbor Oaks Apartments or reduce its debt and Optimum had failed to do so. As a result of the Indemnity and Guarantee, Mr. Poleg was contractually bound to pay for any misappropriation of funds by Optimum, irrespective that Mr. Poleg was a passive investor of Optimum.

10.3 Conflicts of Interest

Certain of the directors and/or officers of the Company serve as directors and/or officers of other companies or have shareholdings in other companies. Such associations may give rise to conflicts of interest from time to time. To the knowledge of the Company, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company.

Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers’ conflicts of interest and fiduciary duties, including the procedures prescribed by the BCBCA respecting disclosable interests. The BCBCA requires, among other things, that directors and officers of the Company, who are also directors or officers of, or who have a material interest in, a party which enters into a material contract or transaction with the Company, or otherwise have a material interest in a material contract or transaction entered into by the Company, must disclose their interest and, in certain instances, refrain from voting on any resolution of the Board to approve the contract or transaction.

Item 11. PROMOTERS

11.1 Promoters

Tamir Poleg may be considered a Promoter of the Company based on his role as founder of Real Technology Broker Ltd. Other than as described in this AIF, no Promoter of the Company has received or will receive anything of value, including money, property, contracts, options, or rights of any kind from the Company for acting as a Promoter of the Company. Mr. Poleg beneficially owns, directly or indirectly, or exercises control or direction over 7,641,973 Common Shares representing 3.7% of the issued and outstanding Common Shares as of the date of this AIF. Mr. Poleg also has 8,178,019 Stock Options that are currently exercisable for Common Shares at a ratio of one Common Share for each Stock Option.

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Item 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

12.1 Legal Proceedings

From time to time, the Company may be involved in disputes, claims, litigation or regulatory inquiries that arise in the ordinary course of its business. Other than as described herein, the Company does not believe that the outcome of any of these individual existing legal or regulatory proceedings to which it is a party will have a material adverse effect on its results of operations, financial condition or overall business in each case, taken as a whole.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri. The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California. The Miholich Class Action alleges that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act. The Company’s policies require the independent contractor real estate agents to comply with the Telephone Consumer Protection Act. The plaintiffs are seeking certification of the Miholich Class Action, injunctive relief prohibiting future violations of the Telephone Consumer Protection Act, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys’ fees. The Company will vigorously defend against the claims asserted in the Miholich Class Action, and the Company is unable to predict the outcome of the Miholich Class Action or whether an outcome unfavorable to the Company would have a material adverse effect on its results of operations or financial condition.

Other than as described herein, Real is neither a party to, nor is any of its property the subject matter of, any material legal proceedings, nor are any such proceedings known to Real to be contemplated by any party during the financial year ended December 31, 2024 or during the period commencing January 1, 2025 to the date of this AIF.

12.2 Regulatory Actions

There have been no penalties or sanctions imposed against the Company by a court during the financial year ended December 31, 2024, or during the period commencing January 1, 2025 to the date of this AIF. There have been no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision. The Company has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2024, or during the period commencing January 1, 2025 to the date of this AIF.

Item 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

13.1 Interest of Management and Others in Material Transactions

No director or executive officer of the Company or a Person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the Company’s outstanding voting securities, nor any of their respective associates or Affiliates have any material interest, direct or indirect, in any transaction within the last three (3) years before the date of this AIF, or in any proposed transaction, that has materially affected or will materially affect the Company or a subsidiary of the Company.

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Item 14. TRANSFER AGENTS AND REGISTRARS

14.1 Transfer Agents and Registrars

The transfer agent and registrar of the Company is Computershare Investor Services Inc., located at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1 and Computershare Trust Company, N.A. located at 150 Royall Street, Canton, MA 02021.

14.2 Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contract entered into by the Company within the most recently completed financial year and through to the date of this AIF, or prior thereto and that is still in effect as of the date hereof, is the Investor Rights Agreement.

Additional details with respect to the terms of the Investor Rights Agreement is included elsewhere in this AIF. Copies of any material contracts are available on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item 15. INTERESTS OF EXPERTS

15.1 Interests of Experts

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (the “Auditor”), whose principal office is located at Azrieli Center, Derech Menachem Begin 132, Tel Aviv, Israel, 6701101, are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, Israel and any applicable legislation or regulations.

The Auditor has confirmed that neither they nor any of their directors, officers, employees or partners have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or the Company’s associates or affiliates.

Item 16. ADDITIONAL INFORMATION

16.1 Audit Committee Information

The purposes of the Audit Committee are to assist the Board in its oversight of the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements, the qualifications and independence of the Company’s independent auditors, and the performance of the independent auditors and the Company’s internal audit function.

The overall purpose of the Audit Committee is to provide oversight of the Company’s financial management and the design and implementation of an effective system of internal financial controls, to review and report to the Board on the integrity of the financial statements of the Company, and to oversee, report on and make recommendations to the Board in respect of financial and non-financial risks faced by the Company. The Audit Committee has specific responsibilities relating to the Company’s financial reports, external auditors, internal controls, regulatory reports and returns, and legal and compliance matters that have a material impact on the Company. In fulfilling its responsibilities, the Audit Committee meets regularly with the external auditors and members of management.

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Audit Committee Charter

The Board has adopted a written charter for the Audit Committee, which is disclosed in Appendix A to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of four directors: Larry Klane (Chair), Vikki Bartholomae, Atul Malhotra, Jr. and Susanne Sandler. Each member of the Audit Committee is financially literate and independent, as such terms are defined in NI 52-110.

Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with legal and regulatory requirements, selecting the external auditor for Shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company’s internal auditors. The Audit Committee has specific responsibilities relating to the Company’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. The full text of the Audit Committee’s charter is disclosed in Appendix A to this AIF.

Relevant Education and Experience

Each member of the Audit Committee is financially literate and, collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter. The following is a description of the education and experience of each member of the Audit Committee that is, in addition to such member’s general business experience, relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Larry Klane – Chair of the Audit Committee

Larry Klane is an independent director, co-founder of an investment firm, and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on eleven corporate boards - six public boards and five private boards. In addition to The Real Brokerage Inc., Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served on the Board of Bottomline Technology (USA) and earlier in his career as Chairman of the Board and CEO of Korea Exchange Bank and as a director of Aozora Bank, publicly traded banks in Korea and Japan, respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company’s transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Mr. Klane spent a decade in a variety of U.S. and overseas consulting and strategy roles. Mr. Klane qualifies as an audit committee financial expert under SEC rules. In January 2014, Mr. Klane co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

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Vikki Bartholomae – Member of the Audit Committee

Vikki Bartholomae joined The Real Brokerage Inc.’s board of advisors in January 2021 to continue her service to real estate agents. A recognized industry leader, Ms. Bartholomae previously served as Chief of Agent Success at Side and President at eXp Realty, where she helped eXp Realty grow from 500 agents to 15,000 agents in three years. Ms. Bartholomae also worked as team leader and agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams. Ms. Bartholomae has extensive experience coaching real estate agents and in brokerage operations. Ms. Bartholomae is a writer and speaker, and holds a masters degree from Regent University.

Atul Malhotra Jr. – Member of the Audit Committee

Atul Malhotra Jr. joined The Real Brokerage Inc. team as a Director in December 2020. He is currently a Managing Director on the investment team at Insight Partners, a global technology investor based in New York City. He serves as a board member for multiple Insight portfolio companies. Mr. Malhotra received a BBA from the University of Michigan’s Stephen M. Ross School of Business, graduating with high distinction.

Susanne Greenfield Sandler – Member of the Audit Committee

Susanne Greenfield Sandler joined the Board in June 2023. Since January 2024, Ms. Sandler has served as the General Manager, Fintech at Mews, a growth stage technology company that provides SaaS and Fintech services to the travel industry. From 2020 to 2022, Ms. Sandler served as General Manager of Apalon, a subscription mobile app business owned by technology conglomerate IAC Inc. (NASDAQ:IAC). Prior to Apalon, from 2014 to 2017, Ms. Sandler served as Director and then Vice President of Corporate Development at Booking Holdings, becoming Vice President of Global Strategy in 2017. Since 2021, Ms. Sandler has been a member of the Supervisory Board of HomeToGo, a business-to-consumer marketplace and business-to-business software provider for vacation rentals. Ms. Sandler graduated Magna Cum Laude from NYU’s Stern School of Undergraduate Business with a double major in finance and accounting.

Audit Committee Oversight

Since the commencement of the financial year ended December 31, 2024, and to the date of this AIF, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the financial year ended December 31, 2024 and to the date of this AIF, the Company has not relied on:

i.	the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services),

ii.	the exemption in subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member),

iii.	the exemption in subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation), or

iv.	an exemption from the requirements of NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

Prior to the Company’s listing on the NASDAQ, it had relied on the exemption provided for in section 6.1 of NI 52-110, Part 5 (Reporting Obligations).

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Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to the Company by the external auditors, as required by the Audit Committee Charter. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, so long as the pre-approval is presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

	Fiscal Year Ended December 31, 2024 (US$)	Fiscal Year Ended December 31, 2023 (US$)
Audit Fees (1)	600,000	215,000
Audit-Related Fees (2)	nil	nil
Tax Fees (3)	95,000	86,650
All Other Fees (4)	nil	nil
Total	695,000	301,650

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements and for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, review of the Company’s transfer pricing arrangements, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all other non-audit services.

Additional information relating to the Company may be found on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Amended and Restated Omnibus Incentive Plan, the Predecessor Omnibus Incentive Plan, the Predecessor Stock Option Plan and the Predecessor RSU Plan is contained in the Company’s management information circular for its annual meeting of Shareholders held on June 9, 2023. Additional information is also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year.

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Appendix A

Audit Committee Charter

The Real Brokerage Inc.

Purpose of the Committee

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of The Real Brokerage Inc. (the “Company”) to which the Board has delegated its responsibility for the oversight of the following:

●	oversee the Company’s accounting and financial reporting processes, systems of internal control, financial statement audits and the integrity of the Company’s financial statements;

●	manage the selection, retention, engagement terms, fees, qualifications, independence, and performance of the registered public accounting firms engaged as the Company’s independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services (the “Independent Auditors”), with the Independent Auditors reporting directly to the Committee;

●	the Company’s risk management policies and procedures.

and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee, with respect to the Company and its subsidiaries, are as follows:

●	to oversee the accounting and financial reporting processes and the audits of the financial statements of the Company and to assist the directors of the Company (the “Directors”) in meeting their responsibilities in respect of the preparation and disclosure of the financial statements of the Company and related matters;

●	to provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board and internal audit;

●	to ensure the Independent Auditors’ independence and review and appraise their performance;

●	to increase the credibility and objectivity of financial reports; and

●	to facilitate in depth discussions between Directors on the Committee, management and Independent Auditors.

Management is responsible for preparing the Company’s financial statements, and the Independent Auditors are responsible for auditing those financial statements. The Committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances, to the extent permitted by applicable law and stock exchange listing requirements. The Committee should take the appropriate actions to set the overall corporate tone for high quality financial reporting, sound business risk practices, and ethical behavior.

ANNUAL INFORMATION FORM | A-1

Composition

The members of the Committee, including the Chair, will be members of the Board appointed by, and will serve at the discretion of, the Board. Vacancies occurring on the Committee will be filled by the Board in compliance with Nasdaq Listing Rule 5605(c)(4). Resignation or removal of a Committee member from the Board for any reason will automatically constitute resignation or removal from the Committee.

The Committee will be comprised of at least three Directors or such greater number as the Board may determine from time to time and all members of the Committee shall be “independent” (as such term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”) and in Nasdaq Listing Rule 5605(a)(2)) and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (subject to the exemptions provided for therein).

All of the members of the Committee must be able to read and understand fundamental financial statements, including a Company’s balance sheet, income statement, and cash flow statement, as required by Nasdaq Listing Rule 5605(c)(2)(A) and be “financially literate” (as defined in NI 52- 110) unless the Board determines that an exemption under NI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of NI 52-110. No member of the Committee will have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years. At least one member of the Committee will satisfy the applicable financial-sophistication requirements and must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication as described in Nasdaq Listing Rule 5605(c)(2)(A), including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board shall from time to time designate one of the members of the Committee to be the chairperson of the Committee (the “Chair”).

Authority

The Committee will have access to all Company books, records, facilities and personnel as deemed necessary or appropriate by any member of the Committee. If the Committee concludes that it must retain legal, accounting or other outside advisors, it may do so and determine compensation for those advisors at the Company’s expense. The Committee may also pay any ordinary administrative expenses it deems appropriate in carrying out its duties at the expense of the Company. The Committee will have authority to require that any of the Company’s personnel or outside advisors attend any meeting of the Committee or meet with any member of the Committee or any of its advisors.

The Chair shall have the delegated authority to act on behalf of the Committee in connection with

(1) approval of the retention of outside service providers and advisors (including negotiation and execution of their engagement letters), (2) preapproval of audit or non-audit services, (3) reviewing with management the Company’s proposed earnings press releases and other financial information and guidance regarding the Company’s results of operations provided publicly, (4) approval of payment of expenses incurred by the Committee described in the previous paragraph, and (5) as may otherwise be determined by the Committee. The preapproval of non-audit services by the Chair pursuant to the authority granted herein must be presented to the Committee at its first scheduled meeting following such pre-approval.

Meetings and Administrative Matters

Unless otherwise determined by the Committee, each regularly scheduled meeting will conclude with an in camera session that excludes members of management. As part of its responsibility to foster open communication, the Committee will meet periodically with management, internal audit and the Independent Auditors in separate in camera sessions.

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●	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair. As part of its job to foster open communication, the Committee will meet at least annually with management and the Independent Auditors in separate sessions, and at such other times as the Independent Auditor and/or the Committee consider appropriate. The Chief Financial Officer of the Company shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chair.

●	Meeting materials shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

●	A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

●	The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

●	At all meetings of the Committee, every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall be entitled to a second or casting vote.

●	The minutes of the Committee meetings shall accurately record the decisions reached and the minutes (which may be in draft form) shall be distributed to the Committee members with copies to the Board, the Chief Financial Officer or such other officer acting in that capacity, and the Independent Auditor.

●	The Committee may invite such officers, directors and employees of the Company and its subsidiaries, if any, as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

●	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Lead Director of the Board by the Committee Chair.

Mandate and Responsibilities

The Committee’s responsibilities are for oversight, as described under “Purpose” above. The members of the Committee are not employees of the Company, and they do not perform management’s or any Independent Auditors’ functions. The Committee relies on the expertise and knowledge of management, the internal audit, and any Independent Auditors in carrying out its oversight responsibilities. Management is responsible for preparing accurate and complete financial statements in accordance with generally accepted accounting principles (“GAAP”) or International Financial Reporting Standards (“IFRS”), as applicable, preparing periodic reports, and establishing and maintaining appropriate accounting principles and financial reporting policies and satisfactory internal control over financial reporting. The Independent Auditors will audit the Company’s annual consolidated financial statements and, when required, the effectiveness of the Company’s internal control over financial reporting and review the Company’s quarterly financial statements.

The Committee shall have the following responsibilities and is intended to be a guide and to remain flexible to account for changing circumstances and needs. Accordingly, the Committee may depart from or supplement such responsibilities, and establish policies and procedures, to the extent permitted by applicable law and stock exchange listing requirements.

ANNUAL INFORMATION FORM | A-3

Independent Auditor Oversight:

1.	Hiring and Selecting Independent Auditors

●	be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services of the Company, and each such registered public accounting firm must report directly to the Committee. The appointment of auditors will also require approval of the Board and Shareholders;

●	require the Independent Auditors to report directly to the Committee;

●	review annually the performance of the Independent Auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

●	be directly responsible for overseeing the work of the Independent Auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attestation services for the Company, including the resolution of disagreements between management and the Independent Auditor regarding financial reporting;

●	review management’s recommendation for the appointment of Independent Auditors and recommend to the Board appointment of Independent Auditors and the compensation of the Independent Auditors;

●	review the terms of engagement of the Independent Auditors, including the appropriateness and reasonableness of the auditors’ fees;

●	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

●	review annually with the Independent Auditors their plan for their audit and, upon completion of the audit, their reports upon the financial reports of the Company and its subsidiaries;

2.	Approving Audit and Non-Audit Engagements

●	propose appropriate funding to compensate the Company’s registered public accounting firm and advisors employed by the audit committee, to pay for ordinary administrative expenses of the audit committee and to fund or pay any other applicable items so as to satisfy Nasdaq Listing Rule 5605 and Rule 10A-3(b)(5);

●	review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s Independent Auditors and consider the impact on the independence of the auditors; the pre-approval requirement is waived with respect to the provision of non-audit services if:

● the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent (5%) of the total amount of fees paid by the Company to its Independent Auditors during the fiscal year in which the non-audit services are provided;

● such services were not recognized by the Company at the time of the engagement to be non-audit services; and

● such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee;

provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee;

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3.	Auditor Independence

●	obtain annually, a formal written statement of Independent Auditors setting forth all relationships between the Independent Auditors and the Company and confirming their independence from the Company;

●	review and discuss with the Independent Auditors any disclosed relationships or services that may impact the objectivity and independence of the Independent Auditors; and

●	take, or recommend that the full Board take, appropriate action to oversee the independence of the Independent Auditors;

Financial Review and Disclosure

●

review the Company’s financial statements and reports and any related management’s discussion and analysis (“MD&A”), any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial reports), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the Independent Auditors; the process should include but not be limited to:

●	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

●	reviewing significant accruals, reserves or other estimates;

●	reviewing accounting treatment of unusual or non-recurring transactions;

●	ascertaining compliance with covenants under loan agreements;

●	reviewing financial reporting relating to asset retirement obligations;

●	reviewing disclosure requirements for commitments and contingencies;

●	reviewing adjustments raised by the Independent Auditors, whether or not included in the financial statements;

●	reviewing unresolved differences between management and the Independent Auditors;

●	obtain explanations of significant variances with comparative reporting periods;

●	understand Independent Auditors’ views about qualitative aspects of the Company’s significant accounting practices and the reasonableness of significant judgements and estimates (including material changes in estimates);

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●	all known and likely misstatements identified during the audit (other than those the Independent Auditors believe to be insignificant);

●	any other matters that the Independent Auditors must communicate to the Committee under applicable accounting or auditing standards.

●	review the financial reports and related information included in prospectuses, MD&A, information circular-proxy statements and annual information forms and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim earnings press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s disclosure of all other financial information and will periodically assess the adequacy of those procedures;

●	with respect to the financial reporting process:

●	in consultation with the Independent Auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

●	consider the Independent Auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

●	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles, practices and financial statement presentation, as suggested by the Independent Auditors and management including:

●	critical accounting policies and practices;

●	alternative accounting policies available under GAAP or IFRS, as applicable;

●	any other significant reporting issues and judgements, significant regulatory, legal, and accounting initiatives, or developments that may have a material impact on the Company’s financial statements, compliance programs, and policies.

●	review significant judgments made by management in the preparation of the financial reports and the view of the Independent Auditors as to appropriateness of such judgements.

●	following completion of the annual audit, review separately with management and the Independent Auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

●	review any significant disagreement among management and the Independent Auditors regarding financial reporting;

●	review with the Independent Auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented

●	review financial reporting relating to risk exposure and risk management policies and procedures of the Company (i.e., hedging, litigation and insurance),

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Earnings Announcements

The Committee will review and discuss with management and the Independent Auditors any proposed earnings press release and other financial information regarding the Company’s results of operations provided publicly.

Internal Control and Procedures

1	Review and approve the annual audit plan of the Company’s internal audit team and discuss with that team the adequacy and effectiveness of the Company’s scope, staffing, and general audit approach.

2	Review any significant reports prepared by the Company’s internal auditors, as well as management’s response. The Vice President of internal audit and controls will also report to the Chairman of the Committee and be evaluated by the Committee.

3	Confer with management and the Independent Auditors concerning the scope, design, adequacy and effectiveness of internal control over financial reporting and the Company’s disclosure controls and procedures. The Committee will review reports on significant findings and recommendations with respect to internal controls over financial reporting, together with management responses and any special audit steps adopted in light of any material control deficiencies.

4	Monitor the effectiveness of the Company’s information system controls and security, including a periodic review of the Company’s cybersecurity and other information technology risks, controls, initiatives and action plans

Compliance Oversight

Oversee procedures for receiving, retaining and investigating (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

In addition, the Committee will oversee procedures for receiving, retaining, and investigating any “ethics” complaints or submissions delegated to the Committee by the Board.

Ethical Compliance

Review the results of management’s efforts to monitor compliance with the Company’s programs and policies designed to ensure compliance with applicable laws and stock exchange listing requirements, including the Company’s Code of Business Conduct and Ethics.

Related Party Transactions

Review and approve, in accordance with the Company’s policies, any related party transaction as defined in Item 404 of Regulation S-K.

Certain Finance Matters

Review, oversee and establish policies where appropriate for finance matters pertaining to: tax audits, proceedings and strategy; material financing plans; investments and treasury risks; corporate insurance coverage; and liquidity risk, foreign currency and investment risk policies.

Other Legal, Compliance and Finance Matters

Review with management legal and regulatory compliance any actual, pending or threatened legal or financial matters that could significantly affect the Company’s business or financial statements or as otherwise deemed appropriate by the Committee or other matters that the Committee feels are important in fulfilling its responsibilities. Review risk management policies and procedures.

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Committee Self-Assessment and Charter Review

The Committee will conduct an annual review and assessment of its performance, effectiveness and contribution.

The Committee will conduct that review and assessment in such manner as it deems appropriate and report the results to the Board.

The Committee will also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any best practice guidelines recommended by regulators, and will recommend any required or desirable changes to the Board.

Reporting to the Board

The Committee will regularly report to the Board on all significant matters it has considered and addressed and with respect to such other matters that are within its responsibilities, including any matters approved by the Committee or recommended by the Committee for approval by the Board.

Approved by the Board of Directors on November 4, 2024

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